

Healthpeak
PROPERTIES

2022 ANNUAL MEETING AND PROXY STATEMENT

THE POST
WALTHAM, MA
LIFE SCIENCE
LEED CERTIFIED GOLD



THE POST
WALTHAM, MA
LIFE SCIENCE
LEED CERTIFIED GOLD

Who We Are

Healthpeak Properties, Inc., an S&P 500 company, invests in real estate serving the healthcare industry in the United States. We are headquartered in Denver, Colorado, with offices in California, Tennessee and Massachusetts.



3
Core Businesses

484
Properties[1]

4%
Annualized Dividend Yield[2]

36 Years
as an NYSE-Listed Public Company

IRREPLACEABLE PORTFOLIO[1]
12.2 Million ft² Life Science
24.5 Million ft² Medical Office
7,344 Continuing Care Retirement Community (CCRC) Units

SCALE
$25 Billion Enterprise Value[3]
$20 Billion Market Cap[3]

CREDIT RATINGS
S&P: BBB+ (Stable)
Fitch: BBB+ (Stable)
Moody's: Baa1 (Stable)

ESTABLISHED
Member of S&P 500
Investment Grade Issuer

[1] As of December 31, 2021, and including active development and redevelopment properties.

[2] Based on Healthpeak's common stock price of $30.75 as of the close of trading on March 1, 2022, and most recent quarterly cash dividend of $0.30 per share. Future dividends are at the discretion of Healthpeak's Board of Directors.

[3] Based on Healthpeak's common stock outstanding and stock price of $36.09 as of the close of trading on December 31, 2021, and, in the case of enterprise value, total consolidated debt and Healthpeak's share of unconsolidated joint venture debt and pro forma cash and cash equivalents as of December 31, 2021. Cash and cash equivalents includes $8 million with respect to assets held for sale, and pro forma cash and cash equivalents also includes $316 million of net proceeds from the future expected settlement of shares sold under equity forward contracts through our at-the-market equity offering program ("ATM Program") during the third quarter of 2021.

Core Business Segments



THE COVE AT OYSTER POINT　　　**SOUTH SAN FRANCISCO, CA**

Life Science
New and innovative drugs, treatments and medical devices are developed in our life science properties



HEALTHONE SKY RIDGE MEDICAL CENTER　　　**DENVER, CO**

Medical Office
Outpatient services and specialist doctor visits are performed more efficiently in a medical office setting



LAKE SEMINOLE SQUARE　　　**SEMINOLE, FL**

CCRCs
CCRCs offer seniors an active lifestyle, peace of mind, security and a continuum of care

Our Strategy

Our primary goal is to maximize stockholder value through stable growth in earnings, cash flows and dividends over the long term. The core elements of our strategy are to:

 **Own and develop high-quality, irreplaceable healthcare real estate** in attractive high-barrier-to-entry markets in our Life Science, Medical Office and CCRC business lines.

 **Grow our Life Science and Medical Office businesses** through our accretive development pipelines and significant land bank and embedded densification opportunities.

 **Be a good partner** to tenants, health systems and operators. We pride ourselves on having a strong reputation in the industry as a partner of choice.

 **Maintain a low cost of capital and a strong balance sheet** with BBB+/Baa1 investment grade credit ratings, which will provide financial strength through the inevitable industry and economic cycles.

 **Lead with a people-first culture** that attracts, develops and retains top-tier talent. We believe that diversity, equity and inclusion are critical to a positive work environment that provides equal and fair treatment to all individuals on the basis of merit.

Letter from Our Board of Directors

Dear Stockholders,

As members of the Board of Directors, we thank you for your continued support of Healthpeak. We are committed to governing Healthpeak in a prudent and transparent manner, and to delivering long-term value for you. We proactively oversee Healthpeak's business strategy, corporate governance, executive compensation and ESG initiatives, among other things, on your behalf, and we are pleased to share with you the results of our efforts over the past year.



29.5%
Absolute Total Stockholder Return for 2021

7.5 Years
Average Director Tenure

Governing Through the Ongoing Pandemic

Covid continues to affect our society and bring unique challenges to our business. In 2020, Covid served as a catalyst to refine our portfolio strategy, allowing us to complete the exit of our Senior Housing Operating Property (SHOP) and triple net asset portfolios in 2021 and concentrate on growing our Life Science, Medical Office and Continuing Care Retirement Community (CCRC) businesses, each of which we believe captures our competitive advantages and presents significant potential upside. As an innovative company at the forefront of providing high-quality real estate to the evolving health care industry, we delivered value to our stockholders, tenants and employees.

Our management team placed a priority on employee safety and well-being, allowing employees to work remotely for most of 2021. We also developed a future hybrid work model that will offer employees flexibility while maintaining productivity. We advanced employee engagement and improved our processes and automation tools, which helped drive employee productivity and performance.

2021 Opportunities

We proactively managed our balance sheet and liquidity in light of the pandemic's potential ongoing impact on our business. We achieved strong operational results, benefitting from tenant retention, collections and leasing. We expanded our development initiatives, which have become a growing part of our strategy as we continue to focus on demand and market conditions benefitting our Life Science and Medical Office segments. We also enhanced our investor outreach and provided transparent and timely disclosure to stakeholders.

We owe these successes to the extraordinary efforts of our management team and employees, who remained dedicated to execute our strategy. We are proud of how far we have come, and are excited about our future.

ESG Leadership

Environmental, social and governance (ESG) initiatives are a critical component of our corporate responsibility strategy.

We undertake sustainability initiatives that seek to increase long-term stakeholder value. In 2021, we published our tenth annual ESG Report, which was prepared in accordance with leading ESG reporting frameworks, including the Task Force on Climate-Related Financial Disclosures (TCFD), Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI). We issued two green bonds in 2021, allowing us to use the net proceeds to help further our commitment to own sustainable properties, minimize our carbon footprint and reduce operating costs. Throughout 2021, we received numerous awards for our sustainability efforts, including the GRESB Green Star Rating for the tenth consecutive year.

We continue to focus on human capital management, with a particular emphasis on diversity, equity and inclusion. Through our We Stand Together initiative, we made further progress toward our commitment to promote and enhance racial diversity, education and awareness within our Company and throughout our communities. We also enhanced our initiatives to maximize employee retention, engagement, satisfaction and development. To further emphasize external community engagement, we continued our commitment to partnering with and supporting charitable organizations.

Paying for Performance

Inherent to our executive compensation philosophy is the concept of paying for performance. We place a significant portion of executive compensation "at risk" in the form of performance-based annual cash bonuses and long-term equity awards. This compensation philosophy helps promote the execution of our business strategy in a manner that focuses on long-term stockholder value creation, encourages prudent risk management and enhances retention of our talented executive team.

Our 2021 short-term incentive plan payouts reflect our management team's strong leadership, focusing on portfolio transformation, employee safety, tenant success, and balance sheet and liquidity management. We added an ESG performance metric to our 2021 short-term incentive plan to underscore the connection between ESG and our strategy and operational excellence. Our 3-year total stockholder return for the period of 2019–2021 performed well compared to our healthcare REIT peers.

Looking Ahead

We continue to concentrate our operating and investment strategies on components that we believe are key to generating sustainable stockholder returns. We are excited about Healthpeak's future and believe we are well-positioned for long-term growth.

Thank you for your continued support.

Sincerely,
The Board of Directors



Thomas M. Herzog
Chief Executive Officer, Director



Brian G. Cartwright
Independent Chairman



Christine N. Garvey
Independent Director



R. Kent Griffin, Jr.
Independent Director



David B. Henry
Independent Director



Lydia H. Kennard
Independent Director



Sara G. Lewis
Independent Director



Katherine M. Sandstrom
Independent Director

Table of Contents

Go Green!

To go paperless and receive electronic versions of the proxy statement and our annual report, please scan the code below and follow the instructions.



 **Denotes new or expanded disclosure appearing in this year's proxy statement**

Notice of Annual Meeting of Stockholders

Annual Meeting Proposals

PROPOSALS

01 **Election of Eight Directors**

 **FOR**
See pages 12–21

02 **Approval, on an Advisory Basis, of 2021 Executive Compensation**

 **FOR**
See pages 36–63

03 **Ratification of Appointment of Independent Registered Public Accounting Firm for 2022**

 **FOR**
See pages 66–68

Other business will be transacted as may properly come before the 2022 annual meeting of stockholders (the "Annual Meeting").

Beneficial Owners

If you own shares of our common stock registered in the name of a broker, bank or other nominee, please follow the instructions they provide on how to vote your shares.

Proxy Voting

Please submit your proxy or voting instructions as soon as possible to instruct how your shares are to be voted at the Annual Meeting, even if you plan to attend the meeting. If you later vote at the Annual Meeting, your previously submitted proxy or voting instructions will not be used.

By Order of the Board of Directors,

Scott A. Graziano
Senior Vice President – Deputy General Counsel and Corporate Secretary
Denver, Colorado
March 17, 2022

Important Notice Regarding Internet Availability of Proxy Materials

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 ("Annual Report") are available on the Internet at www.proxyvote.com, which you can access by using the control number provided on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. The materials are also available in the Investor Relations section of our website at ir.healthpeak.com. References to our website in this proxy statement are provided for convenience only and the content on our website does not constitute part of this proxy statement.

Logistics

 **DATE AND TIME**
Thursday, April 28, 2022
12:30 p.m. Eastern Time

 **RECORD DATE**
Tuesday, March 1, 2022

 **PLACE**
Four Seasons Hotel
200 Boylston Street
Boston, MA 02116

Attendees are required to comply with all Covid-related Federal, state, local and meeting place guidelines

 **MAILING DATE**
This proxy statement was first mailed to stockholders on or about March 17, 2022

How to Vote

STOCKHOLDERS OF RECORD

 **BY INTERNET**
www.proxyvote.com

 **BY TELEPHONE**
800-690-6903

 **BY MAIL**
Complete your proxy card and cast your vote by pre-paid post

Proxy Summary

Our Board of Directors solicits your proxy for the Annual Meeting. This summary provides an overview of information contained in this proxy statement and does not contain all of the information that you should consider before voting. We encourage you to review the entire proxy statement before casting your vote.



HEALTHONE, THE MEDICAL CENTER OF AURORA AURORA, CO MEDICAL OFFICE

PROPOSALS

01 Election of Eight Directors

Our Board unanimously recommends a vote **FOR** each of the eight director nominees

- Our Board believes that the eight director nominees have the qualifications to provide effective leadership, oversight and guidance.
- All of our director nominees, other than our CEO, are independent.
- All of our director nominees are highly successful professionals with relevant skills and experience.



FOR

See pages 12–21 for more information

02 Approval, on an Advisory Basis, of 2021 Executive Compensation

Our Board unanimously recommends a vote **FOR** approval, on an advisory basis, of our 2021 executive compensation

- 2021 executive compensation reflects independent oversight by the Compensation and Human Capital Committee (the "Compensation Committee") with advice from an independent consultant.
- Our executive compensation program aligns with our corporate strategy and helps drive long-term value for stockholders.
- Pay-for-performance alignment is reflected in our above-target short-term incentive plan ("STIP") payouts for fully achieving certain 2021 financial and ESG performance targets, as well as strong individual performance. In addition, our performance-based long-term incentive plan ("LTIP") awards achieved an overall above-target payout based on total stockholder return ("TSR") performance for 2019–2021 relative to defined peers.



FOR

See pages 36–63 for more information

03 Ratification of Appointment of Independent Registered Public Accounting Firm for 2022

Our Board unanimously recommends a vote **FOR** ratification of the appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for 2022

- Significant industry expertise.
- The Audit Committee has considered the independence, performance and qualifications of Deloitte in connection with this proposal and has determined that the retention of Deloitte continues to be in the best interests of Healthpeak and its stockholders.



FOR

See pages 66–68 for more information

2021 Business Highlights

$1.61

Diluted FFO as Adjusted per common share[1]

5.3x

Pro forma Net Debt to Adjusted EBITDAre for the year ended December 31, 2021[1]

$950M

Long-term senior unsecured "green" bonds issued, with proceeds allocated to eligible green projects

4.9%

Full-year total pro forma same-store portfolio cash net operating income growth[2]

$1.5B

Closed acquisitions of Life Science and Medical Office

$3.3B

Closed dispositions of senior housing and other non-core assets and loan repayments

[1] Diluted FFO as Adjusted per common share and pro forma Net Debt to Adjusted EBITDAre are non-generally accepted accounting principles ("non-GAAP") financial measures. Pro forma Net Debt to Adjusted EBITDAre includes $316 million of net proceeds from the future expected settlement of shares sold under equity forward contracts through our ATM Program during the third quarter of 2021. For the definitions and reconciliations to the most directly comparable GAAP measures, see Appendix A.

[2] Pro forma to exclude government grants received under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). Pro forma same-store cash net operating income ("Same-Store NOI") is a non-GAAP financial measure. For the definition and reconciliation of Same-Store NOI to the most directly comparable GAAP measure, see Appendix A.

Portfolio Transformation

Our strategic transformation during the past several years to build an irreplaceable portfolio of quality assets with barriers to entry has been intentional and rapid. We have made tremendous progress improving the quality of our earnings, focusing our portfolio, reducing leverage and building out our development and densification pipelines to drive long-term growth. In 2020, our leadership made the strategic decision to exit our Senior Housing Operating Property (SHOP) and senior housing triple-net asset portfolios and focus our efforts on our three core businesses of Life Science, Medical Office and CCRCs. During 2020 and 2021, we completed approximately $4 billion of Senior Housing dispositions and successfully reinvested the proceeds into core businesses while reducing leverage. With the completion of our portfolio repositioning, we have created a company that offers a unique investment opportunity that cannot be replicated by investments in pure-play REIT alternatives. The chart below shows the significant transformation in our portfolio since we embarked on our repositioning initiatives in 2016.

HEALTHPEAK THEN VS. NOW



[1] Represents 3Q 2016 cash net operating income ("Cash NOI") plus interest income as reported. Hospital and CCRC segments are shown to conform with our 2021 presentation. Cash NOI is a non-GAAP financial measure. For the definition of Cash NOI, see Appendix A. For the reconciliation of Cash NOI to the most directly comparable GAAP measure, see the section titled "Non-GAAP Financial Measures" in our Annual Report.

[2] Represents 4Q 2021 Portfolio Income. Portfolio Income is a non-GAAP financial measure. For the definition and reconciliation of Portfolio Income to the most directly comparable GAAP measure, see Appendix A.

Over the past five years, our Life Science and Medical Office businesses have grown from 34% to 87% of our overall portfolio, as we have taken deliberate actions to exit non-core Senior Housing assets while reinvesting proceeds into our growing Life Science, Medical Office and CCRC businesses.





Our Director Nominees

Our Board has a breadth of experience and reflects a diversity of perspectives and backgrounds. We believe the range of skills and tenures of our director nominees creates a synergy between institutional knowledge and new viewpoints.

GENDER DIVERSITY

50%
4 of 8

Women

RACIAL OR ETHNIC DIVERSITY

25%
2 of 8

Racially or ethnically diverse

AGE

3
4
1

- in 50s
- in 60s
- in 70s

TENURE

2
5
1

- shorter-term (1–5 years)
- mid-range (6–10 years)
- longer-term (>10 years)

	DIRECTOR NOMINEES	AGE	DIRECTOR SINCE	DIVERSITY INFORMATION (NEW): GENDER	DIVERSITY INFORMATION (NEW): RACE / ETHNICITY	COMMITTEE MEMBERSHIP: AUDIT	COMMITTEE MEMBERSHIP: COMPENSATION	COMMITTEE MEMBERSHIP: GOVERNANCE	COMMITTEE MEMBERSHIP: INVESTMENT AND FINANCE
	Thomas M. Herzog Chief Executive Officer, Healthpeak Properties, Inc.	59	2017	Male	White				
	Brian G. Cartwright INDEPENDENT Independent Chairman of the Board, Healthpeak Properties, Inc.; Former General Counsel, SEC	74	2013	Male	White			Chair	
	Christine N. Garvey INDEPENDENT Former Global Head of Corporate Real Estate Services, Deutsche Bank AG	76	2007	Female	Hispanic/ Latina			Member	Member
	R. Kent Griffin, Jr. INDEPENDENT Managing Director, PHICAS Investors; Former President, BioMed Realty Trust, Inc.	52	2018	Male	White	Chair			Member
	David B. Henry INDEPENDENT Former Vice Chairman and CEO, Kimco Realty Corporation	73	2004	Male	White			Member	Chair
	Lydia H. Kennard INDEPENDENT President and CEO, KDG Construction Consulting	67	2018	Female	Black/ African American	Member	Member		
	Sara G. Lewis INDEPENDENT Founder and CEO, Lewis Corporate Advisors, LLC	54	2019	Female	White		Chair	Member	
	Katherine M. Sandstrom INDEPENDENT Former Senior Managing Director, Heitman LLC	53	2018	Female	White	Member	Member		Member

NEW We do not currently have any director who self-identifies as LGBTQ+

■ Chair ■ Member

SKILLS AND EXPERIENCE

Skill	Percentage
RISK OVERSIGHT/ MANAGEMENT	100%
HUMAN CAPITAL MANAGEMENT	100%
FINANCIAL EXPERTISE/ LITERACY	100%
PUBLIC COMPANY BOARD	100%
REIT/REAL ESTATE EXPERIENCE	88%
INVESTMENT EXPERTISE	88%
ESG EXPERIENCE (NEW)	88%
LEGAL/ REGULATORY	75%
HEALTHCARE INDUSTRY	75%
PUBLIC COMPANY EXECUTIVE	63%
CYBERSECURITY OVERSIGHT (NEW)	50%

Compensation Highlights

2021 Executive Compensation Program

We have an established executive compensation program that we believe reflects best practices, which has been developed in response to feedback from our stockholders through ongoing investor outreach and as a result of proactive internal efforts. In 2021, we compensated our named executive officers ("NEOs") using the following three elements of pay:

ELEMENT	FORM	2021 METRICS AND WEIGHTING	
01 **Base Salary**	Fixed Cash		Base level of competitive cash to attract and retain executive talent
02 **Annual Incentive Award (STIP)**	Performance-Based Cash	**45%**	Pre-established objective performance metrics to align compensation with strategic goals • 30% – Normalized funds from operations ("FFO") per share • 15% – Pro forma net debt to adjusted earnings before interest, taxes, depreciation and amortization for real estate ("Net Debt to Adjusted EBITDAre")
		15%	ESG performance metrics to align compensation with ESG strategy
		40%	Individual performance to reward individual initiative and achievement
03 **Long-Term Incentive Award (LTIP)**	Performance Stock Units	**60%**	3-year cliff vesting based on TSR performance relative to the following indices, subject to a one-year post-vesting holding period: • Selected healthcare REIT peers (40% of overall award) • S&P 500 REIT Index (20% of overall award)
	Restricted Stock Units	**40%**	3-year annual vesting, subject to a pre-established Normalized FFO per share performance hurdle and one-year post-vesting holding period, which promotes retention and alignment with stockholder interests

2021 Performance-Based Payouts

We delivered strong financial, operational and stock price performance in 2021, leading to above-target payouts based on our pre-established performance metrics.

2021 STIP (Annual Cash Incentive Award)						2019-2021 LTIP (3-Year Relative TSR-Based Equity Award)			
Normalized FFO Per Share[1]		**Pro Forma Net Debt to Adjusted EBITDAre**[1]		**ESG Performance Metric**		**FTSE Nareit Health Care Index**		**S&P 500 REIT Index**	
TARGET	RESULT	TARGET	RESULT	TARGET	RESULT	TARGET	RESULT	TARGET	PAYOUT
$1.538	$1.596	5.80x	5.30x	12 points	20 points	50th percentile	92nd percentile	50th percentile	43rd percentile
150%		**150%**		**150%**		**200%**		**87%**	
Payout as percentage of Target based on outperformance compared to pre-established goals						Payout as percentage of Target based on performance compared to pre-established goals			

[1] For the definitions and reconciliations of each of these measures to the comparable GAAP measure, see Appendix A.

ESG Highlights

We believe that environmental, social and governance, or ESG, initiatives are a vital part of corporate responsibility and support our goal of increasing stockholder value. For additional information, please read our annual ESG Report or visit our website at healthpeak.com/esg.

Environmental Highlights

We strive to advance our building performance, efficiency, resilience and sustainability by identifying projects that mitigate environmental impacts, deliver return on investment and reduce operating costs. In 2021, we published our 10th annual ESG Report, aligned with the Task Force on Climate-Based Financial Disclosures ("TCFD"), Sustainability Accounting Standards Board ("SASB") and Global Reporting Initiatives ("GRI") reporting frameworks. We also reported the results of our 2011–2020 long-term environmental goals and established new long-term environmental goals, as described below.



LONE PEAK DRAPER, UT MEDICAL OFFICE ENERGY STAR CERTIFIED

Recognitions

GRESB Green Star Rating **(2011–2021)**

CDP Leadership Band **(2012–2021)**

DJSI N. America Index Constituent **(2012–2021)**

S&P Global Sustainability Yearbook **(2016–2022)**

Nareit Leader in the Light – **9-Time Award Recipient**

FTSE4Good Index Series **(2012–2021)**

Long-Term Environmental Goals

In 2021, we reported on the progress of our 2011–2020 long-term environmental goals, achieving **35% reduction in greenhouse gas ("GHG") emissions, 16% energy savings and 17% recycling increase** since 2011 with respect to properties in our operational boundary (Scopes 1 & 2).

We also established **new** long-term environmental goals for energy savings, water savings, waste diversion and recycling increase, in addition to our long-term science-based GHG emissions targets.

GOALS	GHG EMISSIONS REDUCTION (SCIENCE-BASED TARGETS) (BY 2033)[1]		ENERGY SAVINGS (BY 2030)[2]	WATER SAVINGS (BY 2030)[2]	WASTE (LANDFILL) DIVERSION (BY 2030)[2]	RECYCLING INCREASE (BY 2030)[2]
	37.5% Scopes 1 & 2	**18.5%** Scope 3	**15%**	**10%**	**10%**	**10%**

[1] Relative to 2018 baseline. Validated by the Science-Based Targets initiative.

[2] Relative to 2021 baseline with respect to properties in our operational boundary.

Green Building Certifications

ENERGY STAR Certifications

115

LEED Certifications

5.4 Million Sq. Ft.

As of December 31, 2021. LEED®—an acronym for Leadership in Energy and Environmental Design™—and its related logo are trademarks owned by the U.S. Green Building Council® and are used with permission. Learn more at www.usgbc.org/LEED.

Green Bonds

Launched two green bonds in 2021

$950M Gross Proceeds

Eligible projects include green-certified buildings and initiatives relating to energy efficiency, renewable energy, waste management, water management and clean transportation. For more information, visit healthpeak.com/esg/sustainable-finance/.



















Social Highlights

GENDER DIVERSITY

43%
Female Workforce (as of Dec. 31, 2021)

RACIAL/ETHNIC DIVERSITY

35%
Racially/Ethnically Diverse Workforce (as of Dec. 31, 2021)

EMPLOYEE SATISFACTION

Employee satisfaction **increased for the sixth consecutive year** (based on 2021 annual employee engagement survey results)

WE STAND TOGETHER INITIATIVE

Through this company-wide initiative, we advanced our commitment to enhance racial diversity, awareness and education within our Company and in our communities

Recognitions

Bloomberg Gender-Equality Index Constituent **(2019–2021)**

Nareit Diversity and Inclusion Recognition Award **(2019)**

Great Place to Work Certified **(2020–2021)**

Orange County Business Journal Best Places to Work **(2020)**

Spotlight: Diversity, Equity and Inclusion

We believe we are a stronger organization when our workforce represents a diversity of ideas and experiences. We value and embrace diversity in our employee recruiting, hiring and development practices. Through our We Stand Together initiative, we launched numerous initiatives to help further our commitment to enhancing racial diversity and awareness, including augmenting recruiting practices to hire more diverse talent; implementing diversity, equity and inclusion training for all employees; and sponsoring community outreach programs that support the education of underrepresented groups, including through executive speaking engagements at universities as well as charitable contributions. Our commitment starts from the top, with our CEO signing the CEO Action for Diversity & Inclusion™ pledge in 2021.

NEW To view our most recently filed EEO-1 Report, please visit healthpeak.com/esg/social.

Governance Highlights

- All director nominees, other than our CEO, are independent
- Independent Chairman
- Average director tenure of 7.5 years
- Annual director elections with majority voting standard
- Annual Board and committee self-evaluations
- Board diversity, including four female directors and two racially/ethnically diverse directors
- Board oversight of corporate culture, human capital management, ESG, cybersecurity and risk management
- Codes of Conduct for directors, employees and vendors
- Award-winning ESG reporting practices and annual standalone ESG Report
- Anti-hedging, anti-pledging and clawback policies
- Robust executive officer and director stock ownership guidelines
- Director term limit policy to ensure orderly Board refreshment
- Stockholder proxy access right reflecting market standard terms

Recognitions

Corporate Secretary and *IR Magazine* – Short-Listed for Best Proxy Statement **(2020–2021)**

3BL Media 100 Best Corporate Citizens List **(2019–2021)**

Newsweek America's Most Responsible Companies List **(2019–2021)**

50/50 Women on Boards – Board Diversity Certification **(2021)**

Women's Forum of New York Corporate Champion – **4-Time Award Recipient**

Nareit Investor CARE Award **(2020)**

CDP Supplier Engagement Rating – **A- (2019–2021)**

Sustainalytics – Top Industry and Regional Performer **(2021)**

ISS ESG Corporate Rating – **Prime**

MSCI Rating – **AA**

Election of Directors



**CYPRESS VILLAGE
JACKSONVILLE, FL
CCRC**

 **FOR**

**Our Board unanimously recommends a vote
FOR each of the eight director nominees**

Based on the recommendations of the Nominating and Corporate Governance Committee (the "Governance Committee"), our Board has nominated our current eight directors for election at the Annual Meeting to serve until the 2023 annual meeting of stockholders and until their respective successors are elected and qualified or until their earlier death, resignation or removal. All of the nominees are current directors of the Company who were previously elected to the Board by our stockholders. Each director nominee has agreed to be named in this proxy statement and to serve, if elected.

We have no reason to believe that any of our nominees will be unable or unwilling to serve if elected. However, if any nominee is unable or unwilling for good cause to serve, the proxy holders may vote their shares for a substitute nominee or for the balance of our Board, leaving a vacancy, unless our Board chooses to reduce the number of directors serving on our Board.

Voting Standard

MAJORITY VOTING AND DIRECTOR RESIGNATION POLICY

Consistent with corporate governance best practices, our majority voting standard for director elections requires that a director nominee in an uncontested election receive a majority of the votes cast with respect to his or her election at the Annual Meeting (that is, the number of votes cast FOR the nominee must exceed the number of votes cast AGAINST the nominee) to be elected to our Board. Our Board believes that the majority vote standard in uncontested elections strengthens the director nomination process and enhances director accountability.

We also have a director resignation policy in our Bylaws, which requires any nominee who fails to receive a majority of votes cast in an uncontested election to promptly submit his or her resignation from the Board. The Governance Committee would then consider the resignation and make a recommendation to our Board on whether to accept it or whether other action should be taken. Our Board would then act on the resignation, taking into account the Committee's recommendation, and would publicly disclose its decision, along with the rationale for such decision, within 90 days of certification of the election results. We believe this process provides critical accountability to stockholders.









Director Qualifications, Skills and Experience

Our Governance Committee has determined that each of our director nominees possesses the qualifications, skills and experience to effectively oversee the Company's long-term business strategy. The matrix below indicates the director nominees who possess each qualification, skill or experience.

Core Competencies

Our Board believes that all directors should possess certain core qualities that ensure their fitness to lead the Company, as described below. We believe that each of our directors possesses the following skills:

Strategic Oversight experience is essential to guiding our long-term business strategy.

Stockholder Advocacy supports our goals of strong Board and management accountability and alignment with stockholders' interests.

Leadership experience important for driving positive change and developing leadership qualities in others.

Integrity and Ethics are paramount for ensuring the sound reputation and operation of the Company.

Additional Qualifications

In addition to the core competencies noted above, our Board believes that the Company will be best served by directors with a wide array of talents and perspectives to drive innovation, promote critical thinking and enhance discussion. Each of the following additional qualifications meaningfully adds to our Board's depth.

	T. HERZOG	B. CARTWRIGHT	C. GARVEY	R. GRIFFIN, JR.	D. HENRY	L. KENNARD	S. LEWIS	K. SANDSTROM	
Risk Oversight/Management Experience is critical to our Board's role in overseeing the risks facing the Company.	■	■	■	■	■	■	■	■	100%
Human Capital Management Experience is valuable in helping us attract, motivate and retain high-performing employees.	■	■	■	■	■	■	■	■	100%
Financial Expertise and/or Literacy is valuable in understanding and overseeing our financial reporting and internal controls.	■	■	■	■	■	■	■	■	100%
Public Company Board Experience provides essential comparison points for operations and governance.	■	■	■	■	■	■	■	■	100%
REIT/Real Estate Experience is helpful for understanding the Company's strengths and challenges specific to the real estate investment trust and real estate industries.	■		■	■	■	■	■	■	88%
Investment Expertise is important in evaluating our assets and portfolio as a whole.	■	■	■	■	■		■	■	88%
NEW **ESG Experience** helps support the Board's oversight of the Company's long-term environmental, social and governance strategy and initiatives.	■	■	■	■	■	■	■		88%
Legal/Regulatory Experience is relevant for ensuring oversight of management's compliance with U.S. Securities and Exchange Commission, New York Stock Exchange and other regulatory requirements.	■	■	■	■		■	■		75%
Healthcare Industry Experience is important for understanding the Company's strengths and challenges specific to the healthcare industry.	■	■	■	■	■		■		75%
Public Company Executive Experience supports our management team through relevant advice and leadership.	■		■	■	■		■		63%
NEW **Cybersecurity Oversight Experience** contributes to the Board's understanding and oversight of the Company's cybersecurity and information technology risks.	■		■	■			■		50%

Director Nominees

Thomas M. Herzog, 59, Chief Executive Officer, Director



DIRECTOR SINCE 2017

HEALTHPEAK COMMITTEES
None

PROFESSIONAL EXPERIENCE

- Healthpeak's Chief Executive Officer and a member of the Board since January 2017, Executive Vice President and Chief Financial Officer from June 2016 to December 2016, and Executive Vice President and Chief Financial Officer from April 2009 to May 2011.
- Chief Financial Officer of UDR, Inc. (NYSE: UDR), a multifamily REIT, from January 2013 to June 2016.
- Chief Financial Officer at Apartment Investment and Management Company (NYSE: AIV), a multifamily REIT, from 2005 to 2009 and Chief Accounting Officer from 2004 to 2005.
- Chief Accounting Officer & Global Controller and Finance Technical Advisor roles for GE Real Estate from 2000 to 2004.
- Deloitte & Touche LLP audit department for 10 years, including a 2-year national office assignment in the real estate group.
- Member of the Executive Board, National Association of Real Estate Investment Trusts ("Nareit") since 2018.
- Former Director at Tier REIT, Inc. (NYSE: TIER), from 2015 to 2019.

OTHER CURRENT PUBLIC COMPANY BOARDS

- None

QUALIFICATIONS

Mr. Herzog brings to our Board extensive executive experience in the REIT industry gained from his leadership roles at Healthpeak and two other publicly traded REITs. His knowledge of the Company's daily operations as our Chief Executive Officer and former Chief Financial Officer, as well as his extensive background in corporate finance and real estate transactions and industry-wide perspective, all contribute to leading our Company and implementing and executing our business strategy.

Risk Oversight/Management	Human Capital Management	Financial Expertise and/or Literacy	Public Company Board
REIT/Real Estate	Investment Expertise	ESG	Legal/Regulatory
Healthcare Industry	Public Company Executive	Cybersecurity Oversight	

Brian G. Cartwright, 74, Independent Chairman of the Board



DIRECTOR SINCE 2013

HEALTHPEAK COMMITTEES
Governance (Chair)

PROFESSIONAL EXPERIENCE

- General Counsel of the U.S. Securities and Exchange Commission from 2006 to 2009.
- Senior Advisor at Patomak Global Partners, LLC, a regulatory consulting firm, since 2012.
- Senior Advisor at the law firm of Latham & Watkins LLP from 2009 to 2011. Partner, serving in various senior management positions, including as a member of its Executive Committee, from 1988 to 2005.
- Law clerk to Associate Justice Sandra Day O'Connor, United States Supreme Court from 1981 to 1982.
- Chair of the Board of Trustees of the Pacific Legal Foundation, a nonprofit provider of legal services, since 2021, and in various capacities as a member of the Board of Trustees, including as Vice Chair, since 2011.
- Former Director at Investment Technology Group (formerly NYSE: ITG), from 2016 to 2019.

OTHER CURRENT PUBLIC COMPANY BOARDS

- None

QUALIFICATIONS

Mr. Cartwright brings to our Board unparalleled and distinguished corporate governance, regulatory and legal experience, having previously served as general counsel of the Securities and Exchange Commission ("SEC"), which provides valuable insight in his role as the Chairman of our Board. His legal background and experience managing a large professional services firm provides our Board with considerable expertise regarding comprehensive issues faced by public companies. Additionally, Mr. Cartwright has extensive experience with accounting and auditing issues from his time with Latham & Watkins LLP and at the SEC.

Risk Oversight/Management	Human Capital Management	Financial Expertise and/or Literacy	Public Company Board
Investment Expertise	ESG	Legal/Regulatory	Healthcare Industry

Christine N. Garvey, 76, Independent Director



DIRECTOR SINCE 2007

HEALTHPEAK COMMITTEES
Governance, Investment

PROFESSIONAL EXPERIENCE
- Global Head of Corporate Real Estate Services at Deutsche Bank AG from 2001 to 2004.
- Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. from 1999 to 2001.
- Group Executive Vice President at Bank of America from 1992 to 1998.
- Former Director of MUFG Americas Holdings Corporation, from 2007 to 2018.
- Former Director at ProLogis, Inc. (NYSE: PLD), a REIT, and its predecessors, from 2005 to 2017.
- Former Director at MPG Office Trust, Inc., from 2008 to 2013.
- Former Director at Hilton Hotels Corporation (NYSE: HLT), from 2005 to 2007.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Toll Brothers, Inc. (NYSE: TOL)

QUALIFICATIONS
Ms. Garvey brings to our Board significant operational expertise and a global business approach from her extensive executive real estate background. She also offers a valuable perspective gained through her service as a director and committee member of other NYSE-listed companies, which provides strategic insight in her role as a member of the Governance Committee and the Investment and Finance Committee (the "Investment Committee").

Risk Oversight/Management	Human Capital Management	Financial Expertise and/or Literacy	Public Company Board
REIT/Real Estate	Investment Expertise	ESG	Legal/Regulatory
Healthcare Industry	Public Company Executive	Cybersecurity Oversight	

R. Kent Griffin, Jr., 52, Independent Director



DIRECTOR SINCE 2018

HEALTHPEAK COMMITTEES
Audit (Chair), Investment

PROFESSIONAL EXPERIENCE
- Managing Director of PHICAS Investors since June 2016.
- President, Chief Operating Officer and Chief Financial Officer of BioMed Realty Trust, Inc. (formerly NYSE: BMR) from March 2006 to February 2015.
- Senior Vice President, investment banking division, Raymond James & Associates, Inc. from 2003 to 2006.
- Associate, investment banking division, J.P. Morgan Securities, Inc. from 1998 to 2003.
- Auditor, Arthur Andersen, LLP from 1992 to 1997.
- Member of the Board of Advisors at Pilot Mountain Ventures.
- Chairman of the Board of Directors for Charleston Waterkeeper (nonprofit).
- Member of the Board of Directors for Coastal Conservation League (nonprofit).
- Member of the Board of Directors for Clinwiki.org (nonprofit).
- Former Director at Tier REIT, Inc. (NYSE: TIER), from 2017 to 2019.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Cousins Properties Inc. (NYSE: CUZ)

QUALIFICATIONS
Mr. Griffin brings to our Board extensive real estate and corporate finance experience gained from his leadership roles, currently at PHICAS as a managing director and previously as the president, chief operating officer and chief financial officer of BioMed Realty Trust, Inc. Mr. Griffin leverages his experience as an auditor at a major public accounting firm in his role as Chair of the Audit Committee, as well as his investment banking and corporate finance experience in his role as a member of the Investment Committee.

Risk Oversight/Management	Human Capital Management	Financial Expertise and/or Literacy	Public Company Board
REIT/Real Estate	Investment Expertise	ESG	Legal/Regulatory
Healthcare Industry	Public Company Executive	Cybersecurity Oversight	

David B. Henry, 73, Independent Director



DIRECTOR SINCE 2004

HEALTHPEAK COMMITTEES
Investment (Chair),
Governance

PROFESSIONAL EXPERIENCE

- Chief Executive Officer of Kimco Realty Corporation (NYSE: KIM), a REIT, from November 2009 and Vice Chairman from May 2001, until his retirement from both positions in January 2016. President from November 2008 to August 2014.
- Senior Vice President and Chief Investment Officer of GE Capital Real Estate and Chairman of GE Capital Investment Advisors from 1978 to 2001.
- Director of Fairfield County Bank, a private Connecticut mutual savings bank; Pine Tree, LLC, a private real estate company; and Starwood Real Estate Income Trust, a non-traded REIT.
- Serves on the real estate advisory boards of New York University, Bucknell College, Grupo Patio, Baruch College and Alto Real Estate Funds.
- Co-founder and director of Peaceable Street Capital, a private specialty finance company.
- Former Vice-Chairman of the Board of Governors, Nareit.
- Former member of the Executive Board of the Real Estate Roundtable.
- Former Trustee and Chairman of International Council of Shopping Centers (ICSC).
- Former Director at VEREIT, Inc. (NYSE: VER), from 2015 to 2021.
- Former Director at Columbia Property Trust, Inc. (NYSE: CXP), from 2016 to 2021.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Tanger Factory Outlet Centers, Inc. (NYSE: SKT)

QUALIFICATIONS

Mr. Henry brings to our Board substantial real estate investment experience gained from his management of real estate investments for significant public companies for more than 30 years, most recently as the former chief executive officer and vice chairman of a publicly traded REIT, which provides our Board with a comprehensive understanding of the REIT industry and valuable insight as Chair of the Investment Committee and a member of the Governance Committee.

Risk Oversight/Management	Human Capital Management	Financial Expertise and/or Literacy	Public Company Board
REIT/Real Estate	Investment Expertise	ESG	Healthcare Industry
Public Company Executive			

Lydia H. Kennard, 67, Independent Director



DIRECTOR SINCE 2018

HEALTHPEAK COMMITTEES
Audit, Compensation

PROFESSIONAL EXPERIENCE

- President and Chief Executive Officer of KDG Construction Consulting since June 2011.
- Owner of KDG Holdings, Inc. since December 2020 (which acquired Quality Engineering Solutions, Inc. in March 2021).
- Principal of KDG Aviation, LLC since September 2007.
- Deputy Executive Director from 1994 to 1999 and Executive Director from 1999 to 2003 and 2005 to 2007 of Los Angeles World Airports.
- Founder and President of KDG Construction Consulting from 1980 to 1994.

OTHER CURRENT PUBLIC COMPANY BOARDS

- AECOM (NYSE: ACM)
- Freeport-McMoRan, Inc. (NYSE: FCX)
- Prologis, Inc. (NYSE: PLD)

QUALIFICATIONS

Ms. Kennard brings to our Board more than 40 years of executive and operational experience in real estate development and construction management. Additionally, having served on multiple public company boards, she adds critical insights into operational requirements and challenges faced by public companies in her roles as a member of the Audit and Compensation Committees.

Risk Oversight/Management	Human Capital Management	Financial Expertise and/or Literacy	Public Company Board
REIT/Real Estate	ESG	Legal/Regulatory	

Sara G. Lewis, 54, Independent Director



DIRECTOR SINCE 2019

HEALTHPEAK COMMITTEES
Compensation (Chair), Governance

PROFESSIONAL EXPERIENCE

- Founder and Chief Executive Officer of Lewis Corporate Advisors, LLC from 2009 to 2018.
- Executive Vice President and Chief Financial Officer of Washington Real Estate Investment Trust (NYSE: WRE) from 2002 to 2009, and Managing Director, Finance and Capital Markets from 2001 to 2002.
- Vice President, Finance and Investor Relations of Corporate Office Properties Trust (NYSE: OFC) from 1999 to 2001.
- Board Leadership Fellow of National Association of Corporate Directors since 2012; Directorship 100 recipient in 2017.
- Member of the Board of Trustees of The Brookings Institution since 2016, as well as a member of the Executive Committee and Chair of the Governance Studies Council
- Member of the Leadership Board and Corporate Governance Working Group of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness since 2015, as well as a member of the ESG Working Group.
- Member of the Board of Directors for Everside Health Group, Inc., a private health centers service group, since 2021.
- Former member of the Public Company Accounting Oversight Board Standing Advisory Group.
- Former Director at Sun Life Financial, Inc. (NYSE: SLF), from 2014 to 2021.
- Certified Public Accountant and Chartered Financial Analyst.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Freeport-McMoRan, Inc. (NYSE: FCX)
- Weyerhauser Company (NYSE: WY)

QUALIFICATIONS

Ms. Lewis brings to our Board a decade of boardroom experience and more than 20 years of corporate finance and capital markets experience. She has served on several public company boards, including as audit committee chair and presiding director. Ms. Lewis has been part of the executive teams of several public real estate investment trusts, including as a chief financial officer, which complement her role as Chair of the Compensation Committee and a member of the Governance Committee.

Risk Oversight/Management	Human Capital Management	Financial Expertise and/or Literacy	Public Company Board
REIT/Real Estate	Investment Expertise	ESG	Legal/Regulatory
Healthcare Industry	Public Company Executive	Cybersecurity Oversight	

Katherine M. Sandstrom, 53, Independent Director



DIRECTOR SINCE 2018

HEALTHPEAK COMMITTEES
Audit, Compensation, Investment

PROFESSIONAL EXPERIENCE

- Advisor to Heitman LLC from July 2018 to March 2019.
- Senior Managing Director and global head of Heitman LLC's Public Real Estate Securities business from 2013 to 2018.
- Several senior leadership positions at Heitman LLC across multiple facets of the institutional real estate investment industry.
- Member of Global Management Committee, the Board of Managers and the Allocation Committee while at Heitman LLC.
- Certified Public Accountant.

OTHER CURRENT PUBLIC COMPANY BOARDS

- EastGroup Properties, Inc. (NYSE: EGP)

QUALIFICATIONS

Ms. Sandstrom brings to our Board more than 20 years of real estate finance and investment experience. She has extensive background overseeing buy-side investment teams for REIT securities, strategies and assets, which complements her role as a member of the Investment Committee. Ms. Sandstrom's background as a senior executive at Heitman LLC is beneficial in her role as a member of the Compensation Committee.

Risk Oversight/Management	Human Capital Management	Financial Expertise and/or Literacy	Public Company Board
REIT/Real Estate	Investment Expertise		

Board Effectiveness and Strategic Evolution

Our Board believes that improving its effectiveness is an ongoing and integrated process that requires thoughtful planning, evaluation, recruitment and orderly rotation. Our Board continues to evolve and adapt in order to drive the Company's strategic direction. This ongoing process is outlined below.

01 Director Selection   **02** Onboarding and Education   **03** Board Self-Evaluation   **04** Board Composition and Refreshment

01 Director Selection

Identifying and Evaluating Director Nominee Candidates

The Governance Committee considers a variety of factors when reviewing potential nominees for our Board, including:

- Personal and professional integrity, ethics and values;
- Experience in our industry and other industries relevant to our operations, such as real estate, REITs, healthcare, development and corporate finance;
- Experience with relevant legal, regulatory and policy concerns;
- Experience as a board member of other public companies;
- The ability and willingness to commit adequate time to our Board and its committees;
- Experience in corporate management, such as serving as an officer or former officer of a publicly held company;
- Whether the individual's skills and personality will complement and supplement those of the other members (and potential members) of our Board and are likely to be conducive to building a Board that is effective, collegial and responsive to the needs of the Company;
- Expertise in an area of Healthpeak's operations, such as financing strategy, risk management or human capital management;
- Practical and mature business judgment; and
- Independence from management and lack of relationships with our other directors and employees.

> **DIVERSITY**
>
> The Governance Committee also considers diversity in gender, race, age, ethnicity, national origin and professional and personal experience when reviewing potential director nominees, and strives to create diversity in perspectives on our Board as a whole, when identifying and selecting nominees. On an annual basis, as part of our Board's self-evaluation, our Board assesses whether its diversity, which it views as a critical component to its effectiveness, is appropriate.

The Governance Committee considers potential director nominees recommended by various sources, including Board members, stockholders and senior management. The Committee has in the past, and may again in the future, hire a search firm. The Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. For a description of the process for stockholders to recommend or nominate directors, see "Other Matters—2023 Stockholder Proposals, Director Nominations and Director Candidate Recommendations."

The Chair of the Governance Committee, or a member designated by the Chair, is responsible for overseeing the search and interview process. The Committee will provide progress updates to our Board and will meet to consider and recommend final director candidates to the entire Board. Our Board then determines, taking into account the recommendation of the Committee, which candidates to appoint to the Board or nominate for election by our stockholders.

Nominee Independence Considerations

Our Board determined that all non-employee director nominees are independent according to New York Stock Exchange ("NYSE") listing standards. For a director to be considered independent under NYSE rules, our Board must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us), with certain types of relationships automatically disqualifying the director as independent. Our Board annually evaluates the independence of each non-employee director by considering any matters that could affect the director's ability to exercise independent judgment in carrying out his or her responsibilities. This evaluation includes any transactions or relationships between the director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and management, on the other hand.

Based upon its most recent review, our Board affirmatively determined that each of Mses. Garvey, Kennard, Lewis and Sandstrom and Messrs. Cartwright, Griffin and Henry is independent under the rules of the NYSE. We refer to these directors as the "Independent Directors." Our only non-independent director is our CEO, Thomas Herzog.

Proxy Access

Our Bylaws permit a stockholder, or group of up to 25 stockholders, owning at least 3% of our outstanding common stock continuously for three years to nominate up to the greater of two directors or a number of directors constituting up to 20% of our Board for inclusion in our proxy materials for an annual meeting of stockholders, subject to complying with the requirements contained in our Bylaws. For more information on using proxy access to nominate directors, see "Other Matters—2023 Stockholder Proposals, Director Nominations and Director Candidate Recommendations."



A stockholder or group of
up to **25** stockholders



Owning at least
3% of our shares



Continuously for
3 years



May nominate the greater of two nominees or
20% of our Board

02   Onboarding and Education

Our directors are provided several opportunities to continue director education and stay updated on best practices, emerging trends and governance developments.

- ✓ **Onboarding and orientation**: When a director joins our Board, management and the existing Board members provide an orientation to familiarize the new director with the Company's strategy, business and policies. This orientation typically includes meetings between the new director and senior management to review the Company's strategy, business plan and risk profile, as well as providing the new director with background material on the Company.

- ✓ **Deep dives and meaningful engagement**: Throughout the year, our management team, as well as outside advisors, present to the Board on substantive topics that affect our business and relate to our strategy. During our regular quarterly Board meetings (whether in-person or by videoconference), our directors meet with members of management, including emerging leaders and high-performing employees, to receive additional insight on the operations of the Company. Directors also receive regular legal, corporate governance, executive compensation and ESG updates from outside and internal subject matter experts.

- ✓ **Educational memberships and events**: We encourage directors to attend director education programs relating to board responsibilities, corporate governance and/or substantive matters relevant to the Company. We provide a list of upcoming educational programs and conferences to our directors every quarter and reimburse all fees, costs and expenses of attendance. In addition, each director is provided with membership in the National Association of Corporate Directors, which provides continuing education programming for directors. In 2021, several of our directors attended director education events covering topics including corporate governance, ESG, cybersecurity, managing stakeholder interests and committee responsibilities, among other topics.

- ✓ **Governance policymaking**: Certain of our directors are actively involved in shaping policy around corporate governance. For example, Ms. Lewis, our Compensation Committee Chair and a member of our Governance Committee, is a member of the Leadership Board, Corporate Governance Working Group and ESG Working Group of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness, and a former member of the Public Company Accounting Oversight Board Standing Advisory Group.

03 Board Self-Evaluation

Self-Evaluation Process

Our Board conducts an annual self-assessment aimed at enhancing its effectiveness. Our directors review areas where they feel our Board functions effectively and, importantly, areas where our Board believes there are opportunities for improvement, including through ongoing and orderly Board refreshment.



01 Planning

The Governance Committee, in consultation with our Chief Legal Officer, establishes a framework for the Board's self-evaluation based on the needs of the Board from time to time, as well as changes in corporate governance best practices.

02 Identify Discussion Topics

Our Independent Chairman works with our Chief Legal Officer to identify relevant topics for discussion, which evolve from year-to-year. The topics typically include, among others, Board composition and structure, business strategy and operations oversight, risk management, meeting materials and conduct, and interactions with management and advisors.

03 One-on-One Discussions

Our Independent Chairman conducts one-on-one discussions with each director using the identified evaluation topics as guidelines. These candid conversations allow for direct and honest feedback on any aspect of our Board's operations.

07 Ongoing

Our directors are encouraged to convey feedback to our Independent Chairman throughout the year. Good governance and monitoring is an ongoing process.

06 Follow Up

Policies, practices and the composition of our Board and its committees are modified, as determined appropriate, based on the evaluation findings.

05 Review and Reporting

Our Independent Chairman and Chief Legal Officer report the results of the evaluations to the Governance Committee. The full Board discusses the results in an executive session of our Board.

04 Peer Review

Our Chief Legal Officer separately discusses the Independent Chairman's performance with each director. This peer review allows for candid feedback on his performance and leadership.

SELF-EVALUATION ACTION ITEMS

Our Board took the following actions in response to the 2021 Board self-evaluations, reflecting our Board's commitment to refreshment and improvement:

- Codified ESG oversight in the Governance Committee Charter.
- Reviewed committee rotations in light of director retirement policy. See below under "Board Composition and Committee Rotation" for the changes made to committee composition in 2021 in light of this review.
- Expanded oversight of cybersecurity matters through regular management updates.

04 Board Composition and Refreshment 🏢

Board Composition, Committee Rotation and Director Retirement Policy

Board Composition and Committee Rotation

The Governance Committee periodically assesses our directors' skills, experience and perspectives in the context of the Board's overall composition, as well as the current and future needs of the Company and the Board. Among other matters, the Governance Committee considers the results of its annual self-assessments for the Board and its committees when regularly reviewing Board and committee composition.

In considering committee composition, the Board balances the benefits derived from continuity and experience, as well as the benefits derived from fresh viewpoints and perspectives. By periodically rotating committee composition, our directors gain a comprehensive understanding of different aspects of our business. Considering our Company's portfolio transformation, strategic direction and enhanced focus on human capital management and ESG, as well as our director retirement schedule under our director term limit policy, our Board rotated committee composition in 2021 as follows:

- Ms. Lewis became Chair of the Compensation Committee and joined the Governance Committee, rotating off the Audit Committee.
- Ms. Garvey joined the Investment Committee, rotating off the Compensation Committee.

Director Refreshment

Our Board believes that our directors develop an understanding of the Company and an ability to work effectively as a group over time. Accordingly, our Board places value on year-over-year continuity. At the same time, the Board believes that director refreshment is important to help ensure that Board composition is aligned with the needs of the Company as our business evolves. The Board has strategically reviewed our director retirement policy over time as part of its ongoing commitment to refreshment.

2018 **Previous Mandatory Retirement Age Policy**
- The Board adopted a mandatory director retirement age of 75 to promote orderly refreshment of directors.

2019 **Meaningful Board Refreshment Results**
- By 2019, half of our Board was refreshed, resulting in a reduction of our average director tenure from 13 years in 2017 to 5 years in 2019.

2020 **Current Director Term Limit Policy**
- Following the refreshment of a majority of the Board, the Board reviewed the future retirement schedule of our directors under the mandatory retirement age policy.
- The Board noted that under the mandatory retirement age policy, several of the more recently elected directors could potentially serve on the Board for at least 20 years.
- At the same time, recognizing that three directors were scheduled to retire within the following four years under the mandatory age retirement policy, which would have resulted in a refreshment of nearly the entire Board in less than a decade, our Board determined to replace the mandatory director retirement age policy with a 15-year term limit, with the former policy continuing to apply to Mr. Henry until his scheduled retirement from the Board in 2024.
- Our 15-year term limit policy allows us to continue orderly Board refreshment while allowing for a cohesive Board and diversity of skills, experiences and tenures.
- Under the 15-year term limit policy, directors will not be nominated for election or appointed to the Board at any annual meeting of stockholders following the calendar year in which they have attained 15 years of service on the Board. On the recommendation of the Governance Committee, the Board, by majority vote and on an annual basis, may waive the term limit if the Board deems such waiver to be in the best interests of the Company.
- Our current average director tenure is 7.5 years, and our current median director tenure is 4.5 years.

Corporate Governance

Board and Stockholder Meeting Attendance

Our Board's primary responsibility is to oversee the long-term health and success of our business on behalf of stockholders. In order to effectively carry out that duty to stockholders, our Board commits a substantial amount of time and attention throughout the year to the most significant aspects of our business. Directors are expected to, and do, ask challenging questions of management.

Our policy is that directors should make every effort to attend all meetings of our Board and the annual meeting of stockholders, as well as all meetings of Board committees for which they are members. Our director nominees are committed to their responsibilities and are highly engaged, as demonstrated by their attendance, on average, at more than 99% of 2021 Board and committee meetings. No director attended less than 75% of the aggregate number of meetings of our Board and the committees on which the director served in 2021. All of our directors nominated for election at the Annual Meeting attended the 2021 annual meeting of stockholders.

Board Effectiveness: Underscored by Engagement

100%	**99%**	**15**	**100%**	**17**
2021 Annual Meeting Attendance by Directors	Average Board Meeting Attendance in 2021	Total Board Meetings in 2021	Committee Meeting Attendance in 2021	Total Committee Meetings in 2021

Corporate Governance Highlights

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability for our stockholders. Based on investor feedback on our governance practices, along with our ongoing evaluation of best practices, we made a number of governance and disclosure enhancements in recent years.

2021

Codified the Board's oversight of ESG matters in the Governance Committee Charter

Published our 10th annual ESG Report and enhanced disclosure aligned with the TCFD reporting framework

2020

Updated the independent director retirement policy to reflect a 15-year term limit policy instead of a mandatory retirement age

Aligned our ESG disclosure with the TCFD and SASB reporting frameworks

2019

Appointed a new independent female director following retirement of two directors

Adopted a 1-year post-vesting holding period for equity awards

Eliminated tax gross-up payments for executive perquisites

2018

Appointed an Independent Chairman of the Board

Appointed three new independent directors, including two female directors, one of whom is also racially diverse

Adopted a mandatory retirement age policy for directors to promote director refreshment

Adopted a 1-year minimum vesting period for equity awards

Added human capital management oversight to the responsibilities of the Compensation Committee

Corporate Governance Policies

Corporate Governance Guidelines

- Our Board has adopted Corporate Governance Guidelines with respect to, among other things, Board composition, Board meetings, our Board's standing committees, stockholder communications with our Board, expectations and continuing education for directors, succession planning and Board and committee self-evaluations.

Codes of Business Conduct and Ethics

- Our Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of our directors, officers and employees, as well as a Vendor Code of Business Conduct and Ethics (the "Vendor Code", and together with the Code of Conduct, the "Codes of Conduct") that applies to our vendors and business partners.

- The Codes of Conduct represent an integral part of our commitment to the highest ethical standards, and are aimed at ensuring that our directors, employees and vendors work collectively to uphold those standards. The Board reviews the Codes of Conduct annually.

- We provide annual training to all of our employees, with 100% participation by active employees.

- The Codes of Conduct address, among other things, labor practices and human rights, health and safety, environmental sustainability, conflicts of interest, corporate opportunities, confidential information, competition and fair dealing, including relationships with customers and suppliers, gifts, protection of Company assets and compliance with laws.

- The Code of Conduct also serves as the code of ethics required under applicable SEC rules for our senior financial officers.

- Waivers of, and amendments to, our Code of Conduct that apply to our directors and executive officers will be timely posted on our website at healthpeak.com/esg/governance to the extent required by applicable SEC and NYSE rules. There were **no** such waivers in 2021.

Whistleblower Hotline

- Our officers, employees, vendors and business partners are encouraged to report any violations of our Codes of Conduct through our secure whistleblower hotline.

- The whistleblower hotline is operated by an independent service provider and is available for the anonymous submission of complaints regarding accounting, internal controls, auditing matters or other concerns regarding the conduct of Healthpeak's employees, representatives or business partners.

- Any matter reported through the whistleblower hotline and determined not be frivolous or immaterial is reviewed by our Audit Committee Chair and, in certain cases, our Chief Legal Officer, Chief Human Resources Officer and/or our head of Internal Audit, and investigated and discussed with our Audit Committee and/or full Board.

- **No** valid complaints reported through the whistleblower hotline in 2021.

Related Person Transactions Policies and Procedures

- Our Chief Legal Officer and CEO initially review potential related person transactions for materiality and then provide them to the Audit Committee for review and approval, as appropriate.

- For this purpose, "related person transactions" are generally defined under applicable SEC rules as any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000 and any of our directors, director nominees, executive officers, 5% or greater stockholders or any of their respective immediate family members has a direct or indirect interest.

- Under the Audit Committee Charter and our Related Person Transactions Policy, any related person transactions brought to the Audit Committee's attention, which could reasonably be expected to have a material impact on our financial statements, must be discussed among the Audit Committee, management and Healthpeak's independent auditor.

- In determining whether to approve or reject a related person transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction.

- **No** related person transactions identified for 2021.

WHERE TO FIND OUR CORPORATE GOVERNANCE DOCUMENTS

We encourage you to view the following corporate governance materials on our website at healthpeak.com/esg/governance:

- Board Committee Charters
- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Vendor Code of Business Conduct and Ethics

Risk Oversight

Our Board believes that effective risk management involves our entire corporate governance framework. Both management and our Board have key responsibilities in managing risk throughout the Company, as shown below. Oversight of risks inherent in their respective areas of oversight are delegated to the various Board committees, with each committee reporting to our Board at each regular Board meeting. Our Board believes that this structure is conducive to its risk oversight process.

 **CRISIS MANAGEMENT RESPONSE PROTOCOLS**

In 2019, our Board adopted Crisis Management Response Protocols, including a framework and set of policies that help inform the Board's decision-making process, as well as support the Company in maintaining preparedness, in the event of a corporate crisis. The Board regularly reviews the Crisis Management Response Protocols, as well as our business continuity plan and other risk mitigation strategies, with management and independent advisors to ensure that we identify and respond to emerging risks and provide timely updates to our stakeholders.

Risk Oversight Responsibilities

Board Responsibilities

- ✓ Overall oversight of the risk management process
- ✓ Development of business strategy and major resource allocation
- ✓ Leadership of management succession planning
- ✓ Business conduct and compliance oversight
- ✓ Receives regular reports from Board committees on specific risk oversight responsibilities
- ✓ Oversight of ESG matters



AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	INVESTMENT COMMITTEE
• Oversight of enterprise risk management activities, cybersecurity and information technology system risk management programs • Oversight of the staffing and performance of internal audit function • Oversight of integrity of financial statements and internal control over financial reporting • Responsible for the appointment, compensation and oversight of independent registered public accounting firm	• Oversight of compensation-related risks and overall philosophy • Oversight of human capital matters, including succession planning, diversity, equity, inclusion, talent development, recruitment and retention	• Overall corporate governance leadership • Provides recommendations regarding Board and Committee composition • Oversight of corporate governance and ESG matters	• Overall investment oversight • Overall oversight of finance requirements, plans and strategies



Management Responsibilities

- Identify material risks
- Implement appropriate risk management strategies
- Integrate risk management into our decision-making process
- Transmit information with respect to material risks to senior executives and our Board

RISK AREAS	• Strategic • Reputational • Financial	• Legal, regulatory and compliance • Operational • Financial reporting and internal control	• Cybersecurity and information technology systems • Human capital matters • ESG/sustainability

Stockholder Engagement

We engage in proactive outreach to discuss governance and compensation topics of interest to our stockholders. We believe that ongoing dialogue with our stockholders is a critical component of responsive and transparent corporate governance. Stockholder feedback has been instrumental in structuring our executive compensation program, as well as enhancing our corporate governance practices. The following graphic illustrates our annual cycle of stockholder outreach:



01

Throughout the Year

- Preview ESG and corporate governance considerations with stockholders through proactive off-cycle engagement
- Request feedback on performance, programs and evolving trends

02

Before Annual Meeting

- Discuss stockholder feedback directly with Board and consider actions in response to feedback
- Solicit support for Board voting recommendations

04

After Annual Meeting

- Consider voting results and potential actions in response
- Review ESG and governance trends and stockholder issues for upcoming year

03

Annual Meeting of Stockholders

- Stockholders vote on issues such as directors, say-on-pay and auditor ratification
- Engage with stockholders in open forum

2021 Stockholder Engagement

We are committed to regular stockholder engagement and solicited our stockholders' views on financial performance, governance, ESG and other issues in 2021.

Outreach

- Ten industry investor conferences and numerous one-on-one meetings, with non-deal road shows in Europe and Chicago
- Two segment deep dive presentations focused on Life Science and Medical Office

Focus Areas

- Continued proactive balance sheet and liquidity management, and employee and tenant safety measures
- Effective execution of our repositioning strategy by our executive team to exit our SHOP and triple-net asset portfolios and advance development initiatives
- ESG matters, such as diversity, sustainability and governance

Key Takeaways – What We Heard

- Investors are encouraged by the steps we took to manage our balance sheet and preserve liquidity, as well as our senior leadership team's execution of our portfolio transformation
- Investors praised our leading ESG practices and related disclosure

What We Did in Response

- Continued proactive stockholder engagement
- Continued our leading transparent disclosure practices

Communicating with the Board

If you wish to contact members of our Board, the Chairman of the Board, any Board committee, or our Independent Directors as a group, you may send written correspondence to our Corporate Secretary at Healthpeak Properties, Inc., 5050 South Syracuse Street, Suite 800, Denver, Colorado 80237. Please clearly note the name(s) of any specific intended Board recipients. If you are a stockholder, please also provide documentation of share ownership and appropriate contact information in all correspondence. Our Corporate Secretary will process and direct your communication to the appropriate member(s) of our Board, other than items unrelated to our Board's duties, such as spam, junk mail, solicitations, employment inquires and similar items (at their request). This centralized process assists our Board in reviewing and responding to stockholder and interested party communications in a more efficient manner.

ESG Initiatives

Our Board believes that integrating ESG initiatives into our strategic business objectives is critical to our long-term success. Through our integrated and ongoing approach to sustainability, we seek to drive positive change and create value for our stakeholders.

ESG Oversight

Board
Oversees all ESG matters and receives quarterly updates from management regarding strategy, goals, opportunities, risks, initiatives and results

Governance Committee
Oversees our corporate governance and ESG initiatives

Compensation Committee
Oversees executive compensation and human capital matters

Management

ESG Committee
Reviews and implements ESG strategy, initiatives and reporting

Management Disclosure Committee
Reviews and approves major matters affecting the business and significant disclosures

Social Responsibility Committee
Reviews and approves community engagement and charitable giving initiatives

Engage
Proactively engage with stakeholders to determine areas of focus

Develop
Utilize stakeholder engagement results to develop and execute strategic ESG initiatives

Report
Publish annual ESG Report aligned with the GRI, SASB and TCFD reporting frameworks, featuring transparent disclosure of ESG initiatives and results

ESG Focus Areas

Informed by internal assessments and stakeholder engagement, we prioritize the ESG initiatives that we believe matter most to our business and stakeholders, keeping in mind our operational level of control with respect to our properties. Our areas of focus include:

Key Performance Indicators



Environmental Responsibility and Operational Eco-Efficiency

- Efficient buildings to generate savings
- Proactive green strategies



Governance Initiatives

- Best-in-class corporate governance practices
- Transparency
- Risk management
- Ethics and compliance



Social Responsibility

- Human capital management
- Employee engagement
- Community engagement



Value Creation and Economic Performance

- Cost savings
- Tenant attraction and satisfaction
- Sustainable returns

Climate, Environment and Resiliency

We recognize the urgency of climate risk and its potential impact on our communities. At the forefront of our ESG strategy, we strive to own sustainable buildings, minimize our carbon footprint, reduce operating costs and deliver value to our stakeholders.

☑ **Science-Based Targets**: As the first healthcare REIT to establish long-term science-based targets to reduce GHG emissions across our value chain, including our operations (Scopes 1 and 2) and our supply chain (Scope 3), we continue to take proactive steps to reduce our GHG emissions, energy usage, water consumption and landfill diversion.

☑ **Asset-Level Physical Climate Risk Assessment**: We undertook a detailed independent physical climate risk assessment of our portfolio, which allowed us to better understand and prioritize potential business risks and impacts related to climate change and enhance our risk mitigation strategies.

☑ **Green Financing**: To further align our business strategy with our ESG priorities, we issued two green bonds in 2021. The net proceeds from our green bonds are intended to finance and/or refinance, in whole or in part, new or existing eligible green projects, including green-certified buildings and projects relating to energy efficiency, renewable energy, waste management, water management and clean transportation.

Human Capital Management

Our Board was an early adopter of board-level human capital management oversight and formally amended the Compensation Committee Charter in 2018 to memorialize its oversight of human capital matters. Our Board believes that human capital management is vital to the Company's organizational health and is strongly committed to diversity and equal opportunity, with the tone set from the top. The Compensation Committee has oversight over human capital matters, including culture, diversity, equity, inclusion, talent acquisition, retention, employee satisfaction and engagement, succession planning and executive compensation.

Cornerstones of Our Human Capital Management Initiatives

☑ **Diversity, equity and inclusion**: Makes our organization stronger through a variety of skills, perspectives and backgrounds

☑ **Employee engagement and satisfaction**: Helps us retain top talent and continuously enhance our performance

☑ **Attracting top talent**: Positions us for long-term success

☑ **Training and development**: Helps enhance career and professional development and identify emerging leaders

☑ **Compensation and benefits**: Provides merit-based, equitable compensation to attract, retain and recognize top talent

☑ **Community partnership**: Provides support to charitable organizations and initiatives that share our mission

☑ **Health, safety and wellness**: Protects our most vital assets – our employees – through special training and other measures

☑ **Succession planning**: Ensures that top management positions can be filled without undue interruption

Key 2021 ESG Initiatives

☑ Published our **10th annual ESG Report aligned with GRI, SASB and TCFD reporting frameworks**

☑ Adopted **new long-term 2030 goals** for energy, water and waste reduction and recycling increase

☑ Incorporated an **ESG performance metric into the 2021 STIP** (our annual executive short-term incentive plan) to link executive compensation to ESG, underscoring its importance to our business and strategy

☑ Issued **two green bonds** with total gross proceeds of $950 million

☑ Reported the results of our inaugural **physical climate risk assessment** for the properties within our operational control

☑ Continued implementing projects to achieve our **long-term science-based GHG emissions reduction targets**

☑ **Enhanced Scope 3 reporting** on environmental metrics for properties outside of our operational control

☑ Continued focusing on **diversity, equity and inclusion initiatives**, including our We Stand Together initiative

We are consistently recognized for our ESG initiatives and disclosure. See "Proxy Summary—ESG Highlights" for a summary of our recent recognitions. To learn more about our ESG efforts, including our industry leadership, please view our annual ESG Report at healthpeak.com/esg.

Board Leadership Structure

Independent Chairman

Brian G. Cartwright serves as our Independent Chairman of the Board. Our Chairman actively manages our Board by:

- Presiding at all meetings of our Board

- Establishing the agenda for each Board meeting in consultation with our management team

- Calling and presiding at executive sessions of the Independent Directors

- Engaging with management on topics discussed in executive session as needed

Executive Sessions

The Independent Directors hold regular executive sessions to provide an opportunity to discuss matters without Company management present, including our CEO. These executive sessions allow for candid conversations and promote the independence of our Board from management. Executive sessions often follow regularly scheduled Board and committee meetings, but are also sometimes held independently of regular Board and committee meetings. Any Independent Director may call an executive session.

Board Committees

Our Board has a standing Audit Committee, Compensation and Human Capital Committee, and Nominating and Corporate Governance Committee, each of which has a written charter available on our website at healthpeak.com/esg/governance. Our Board also has a standing Investment and Finance Committee to review Healthpeak's potential investments, financing requirements and related capital structure, plans and strategies.

As a corporate governance best practice, the Governance Committee annually considers the composition of our standing Board committees to ensure an appropriate balance of workloads and a diversity of perspectives. The table below shows the current membership of the standing committees of our Board and the number of meetings held by each in 2021. Mr. Herzog does not and will not serve on any Board committees.

COMMITTEE MEMBERSHIP	AUDIT	COMPENSATION	GOVERNANCE	INVESTMENT
Brian G. Cartwright			Chair	
Christine N. Garvey			Member	Member
R. Kent Griffin, Jr.	Chair			Member
David B. Henry			Member	Chair
Lydia H. Kennard	Member	Member		
Sara G. Lewis		Chair	Member	
Katherine M. Sandstrom	Member	Member		Member
Total Meetings in 2021	4	7	4	2
Meeting Attendance	100%	100%	100%	100%

■ Chair ■ Member

The following pages summarize the composition and responsibilities of each of the Audit, Compensation, Governance and Investment Committees.

Audit Committee



CURRENT MEMBERS

R. Kent Griffin, Jr.*
Chair

Lydia H. Kennard
Katherine M. Sandstrom*

*NYSE/SEC Financial Expert

KEY MEMBER SKILLS

- High level of financial experience
- Senior leadership experience
- Risk oversight/management experience

100% INDEPENDENT

2021 HIGHLIGHTS
- Reviewed portfolio and operational risk management plans, including cybersecurity risk mitigation practices
- Oversaw use of non-GAAP financial measures and other accounting policies

RESPONSIBILITIES INCLUDE:
- Oversee independent auditor
- Oversee annual assessment of internal controls and the internal audit function
- Review independence, performance and quality control procedures of independent auditor
- Oversee financial statement and internal control integrity and process, including implementation of new accounting standards
- Plan annual audit with management, independent auditor and internal audit team
- Communicate with independent auditor regarding conduct of the audit and other matters, including review of critical audit matters and issues encountered during the annual audit
- Pre-approve audit and non-audit services to be provided by the independent auditor
- Oversee legal and regulatory compliance and enterprise risk management activities
- Oversee cybersecurity risk assessment and mitigation strategy
- Review strategy for use of swaps or derivative instruments for hedging risks
- Review quarterly and annual financial statements and related disclosures
- Review related person transactions

Compensation and Human Capital Committee



CURRENT MEMBERS

Sara G. Lewis
Chair

Lydia H. Kennard
Katherine M. Sandstrom

KEY MEMBER SKILLS

- Senior leadership experience
- Human capital management experience

100% INDEPENDENT

2021 HIGHLIGHTS
- Provided oversight of and guidance on human capital matters
- Made 2021 compensation determinations based on approved 2021 compensation plans
- Established 2022 executive compensation plans and approved compensation of management team members

RESPONSIBILITIES INCLUDE:
- Approve performance goals and objectives for executive compensation
- Determine executive officer compensation
- Evaluate executive officer performance annually in connection with compensation decisions
- Review director compensation and recommend changes to our Board
- Periodically review all annual cash incentive, equity incentive, 401(k), deferred compensation and change-in-control plans
- Assess risks related to compensation arrangements
- Consider results of stockholder advisory vote on executive compensation
- Review and discuss with management the compensation discussion and analysis, and recommend to our Board whether it be included in the annual proxy statement
- Review and approve independent compensation consultant engagement
- Oversee human capital matters, including diversity, equity, inclusion, talent acquisition and retention, culture and employee engagement, and succession planning
- Grant equity awards or delegate such authority to a subcommittee (the Compensation Committee has delegated authority to Mr. Herzog to grant certain equity awards to non-executive employees within certain limits)

For information on the role of our CEO in executive compensation decisions for our other executive officers, as well as the role of Ferguson Partners Consulting L.P. ("Ferguson Partners Consulting"), see "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee



CURRENT MEMBERS

Brian G. Cartwright
Chair

Christine N. Garvey
David B. Henry
Sara G. Lewis

KEY MEMBER SKILLS

- Legal/regulatory experience
- Public company executive/ Board experience
- Risk oversight/management experience

100% INDEPENDENT

2021 HIGHLIGHTS

- Provided oversight and guidance on corporate governance matters
- Oversaw ESG initiatives and received regular management updates on ESG strategy and performance

RESPONSIBILITIES INCLUDE:

- Identify qualified candidates as potential Board members
- Recommend candidates for election at annual stockholder meeting and to fill Board vacancies
- Oversee annual Board and committee evaluation process
- Oversee Board and committee composition and recommend committee rotations when appropriate
- Review performance of each director at least annually and assess continued suitability as a director when he or she has a change in job responsibilities
- Develop and oversee Corporate Governance Guidelines applicable to our Board
- Oversee corporate governance and ESG matters
- Review Codes of Conduct and the enforcement procedures in place at least annually

Investment and Finance Committee



CURRENT MEMBERS

David B. Henry
Chair

Christine N. Garvey
R. Kent Griffin, Jr.
Katherine M. Sandstrom

KEY MEMBER SKILLS

- REIT/real estate experience
- Public company executive/Board experience
- Investment expertise

100% INDEPENDENT

2021 HIGHLIGHTS

- Reviewed and advised on significant transactions

RESPONSIBILITIES INCLUDE:

- Review and recommend to our Board any material changes to our capital structure, including credit facilities, equity, debt and other financings, and related principal banking relationships
- Review our financing requirements, plans and strategies

Director Compensation—2021

Annual Compensation

In consultation with Ferguson Partners Consulting, the Compensation Committee's independent compensation consultant, the Committee periodically reviews our director compensation program for continued alignment with comparable companies and sound governance practices. In connection with this review, Ferguson Partners Consulting performs a benchmarking analysis of our director compensation program against our proxy peer companies identified on page 52. The Board determined not to make any changes to director compensation in 2021.

Compensation paid to our Independent Directors for services in 2021 is described below. Mr. Herzog, our CEO and a director, received no separate compensation for his services as a director of the Company in 2021.

ANNUAL INDEPENDENT DIRECTOR COMPENSATION



$85,000

$160,000

■ **Annual Equity Retainer**
■ **Annual Cash Retainer**

ADDITIONAL ANNUAL CASH COMPENSATION

Independent Chairman: $110,000

Audit Committee
- Chair – $35,000
- Member – $15,000

Governance Committee
- Chair – $15,000
- Member – $5,000

Compensation Committee
- Chair – $30,000
- Member – $7,500

Investment Committee
- Chair – $20,000
- Member – $5,000

Cash Compensation

We pay an annual cash retainer of $85,000 to each director, as well as an additional annual cash retainer of $110,000 to our Independent Chairman and committee fees as set forth in the table above. We also pay directors an additional $1,500 per meeting fee for each Board or individual committee meeting they attend beyond 10 meetings of our Board or that committee, as applicable, in a given calendar year (for example, for each Audit Committee meeting after 10 Audit Committee meetings in one calendar year). In 2021, there were five such additional meetings and we paid directors, on average, $7,500 each in additional meeting fees.

All cash retainers are paid quarterly and prorated based on the number of days that a member serves in the applicable capacity. We also reimburse Independent Directors for director education and reasonable travel expenses in connection with their Board duties.

Equity Compensation

We grant an annual equity retainer in restricted stock units ("RSUs") with a grant date fair value of $160,000, rounded up to the nearest whole share, to each Independent Director who is elected at the annual meeting of stockholders or is initially appointed as an Independent Director other than at the annual meeting. The award for a new Independent Director who is initially appointed other than at an annual meeting may be pro-rated. Each Independent Director was granted an annual equity award in the form of RSUs with a grant date fair market value of $160,002 on April 29, 2021. The RSUs cliff-vest in full on the earliest of the first anniversary of the grant date, the Company's next annual meeting of stockholders, or the termination of the Independent Director's service due to death, disability or a retirement from the Board at age 65 with at least five years of service or age 60 with at least 15 years of service. The awards are subject to forfeiture if the Independent Director's service terminates for any other reason.

The Compensation Committee believes that the 1-year cliff vesting promotes retention during the year in which the award is granted and provides for an earlier alignment of interests with stockholders when compared to a 3-year vesting period. Additionally, 1-year cliff vesting reflects our Board's view that shorter vesting periods encourage director independence and objectivity.

2021 Independent Director Compensation

The following table summarizes the compensation of the Independent Directors for the fiscal year ended December 31, 2021.

NAME (a)	FEES EARNED OR PAID IN CASH ($) (b)	STOCK AWARDS ($)[1] (c)	TOTAL ($) (h)
Brian G. Cartwright	217,500	160,002	377,502
Christine N. Garvey	116,992	160,002	276,994
R. Kent Griffin, Jr.	132,500	160,002	292,502
David B. Henry	117,500	160,002	277,502
Lydia H. Kennard	113,500	160,002	273,502
Sara G. Lewis	120,254	160,002	280,256
Katherine M. Sandstrom	120,000	160,002	280,002

[1] RSUs issued pursuant to the 2014 Performance Incentive Plan (the "2014 Plan"). The value in the stock award column represents the aggregate grant date fair value of RSUs awarded to the director in the fiscal year, computed in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 718—Compensation. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see Note 15—Compensation Plans to the Consolidated Financial Statements included in our Annual Report. As of December 31, 2021, each of our Independent Directors held 4,724 unvested RSUs.

Director Compensation Policies and Plans

Director Stock Ownership Guidelines

Independent Directors are required to accumulate and hold shares of Healthpeak stock (including RSUs) equal in value to at least five times the amount of the annual cash retainer for Independent Directors. The guidelines are effective on the first May 15 that occurs more than five years after an Independent Director first becomes a member of our Board. Once subject to the guidelines, an Independent Director's level of stock ownership will be reviewed annually on May 15 for as long as the director remains in office. All of our Independent Directors for whom the guidelines were effective as of May 15, 2021, satisfied our director stock ownership guidelines as of that date.

Director Deferred Compensation Plan

We maintain a deferred compensation plan (the "Director Deferral Plan"), which permits our Independent Directors to elect to defer their annual retainers. Amounts deferred under the Director Deferral Plan generally are payable in cash as a lump sum, in monthly installments, or a combination of both, as elected by the director, upon the termination of the director's service on our Board, the director's death or such earlier date as elected by the director. A director participating in the Director Deferral Plan may elect to have his or her deferred compensation credited to (i) an interest rate account wherein the deferrals accrue interest at a rate equal to the current prime rate minus 1%, or (ii) a stock credit account wherein the deferrals are treated as if invested in our common stock with the account increasing for dividends paid, and increasing or decreasing in value with changes in our stock price.

Non-Employee Director Stock-For-Fees Program

Under the Non-Employee Director Stock-for-Fees Program, each of our Independent Directors may elect to receive all or a portion of their annual retainer and meeting fees in the form of shares of our common stock in lieu of payment in cash. The election will apply to the elected amount of such fees that would otherwise be paid in cash, commencing with the fiscal quarter after the election is made. Shares will be issued as soon as practicable after we pay an ordinary cash dividend to our stockholders following the date that cash director fees for the preceding quarter would otherwise be payable to the director. The number of shares issued will be determined by dividing the amount of the fees by the average closing price of our common stock for the 10 trading days immediately preceding the relevant dividend payment date.

Our Executive Officers

Thomas M. Herzog, 59, Chief Executive Officer



DIRECTOR SINCE 2017

Mr. Herzog is our Chief Executive Officer and a member of our Board of Directors. He previously served as President and Chief Executive Officer from January 2017 until December 2019 and Executive Vice President and Chief Financial Officer from June 2016 to December 2016, a role he formerly held from April 2009 to May 2011. Before joining Healthpeak, Mr. Herzog was Chief Financial Officer of UDR, Inc. (NYSE: UDR) from January 2013 until June 2016. Prior to joining UDR, he served in various Chief Financial Officer and Chief Accounting Officer roles in the real estate industry, along with a decade at Deloitte & Touche LLP.

Scott M. Brinker, 45, President and Chief Investment Officer



Mr. Brinker has been our President and Chief Investment Officer since January 2020. He previously served as Executive Vice President and Chief Investment Officer from March 2018 until December 2019. Before joining Healthpeak, Mr. Brinker was at Welltower Inc. (NYSE: WELL), a healthcare REIT, most recently as its Executive Vice President and Chief Investment Officer from July 2014 to January 2017. He was Executive Vice President – Investments from February 2012 to July 2014, and worked in various other investment and portfolio management-related capacities after joining Welltower in July 2001.

Peter A. Scott, 42, Chief Financial Officer



Mr. Scott has been our Chief Financial Officer since February 2017. He previously also served as Executive Vice President from February 2017 to July 2021. Prior to joining Healthpeak in February 2017, Mr. Scott served as a Managing Director, Real Estate Banking Group of Barclays, a financial services firm listed on the London Stock Exchange, from 2014 to 2017. His experience also includes various positions of increasing responsibility at the financial services firms Credit Suisse from 2011 to 2014, Barclays from 2008 to 2011 and Lehman Brothers from 2002 to 2008.

Thomas M. Klaritch, 64, Chief Operating Officer



Mr. Klaritch has been our Chief Operating Officer since August 2017. He previously also served as Executive Vice President, Chief Operating Officer and Chief Development Officer from February 2019 to July 2021, as Executive Vice President and Chief Operating Officer from August 2017 to February 2019, as Executive Vice President — Medical Office Properties from April 2008 to August 2017, and as Senior Vice President — Medical Office Properties from October 2003 to April 2008. Prior to joining Healthpeak, Mr. Klaritch was a founding member and Chief Financial Officer of MedCap Properties LLC, a company that owned, operated and developed healthcare real estate (Healthpeak acquired MedCap Properties LLC in October 2003). He has 39 years of operational and financial management experience in the medical office and hospital sectors. Mr. Klaritch is a Fellow in the Healthcare Financial Management Association. He is also a certified public accountant (inactive).

Troy E. McHenry, 49, Chief Legal Officer and General Counsel



Mr. McHenry identifies as African American

Mr. McHenry has been our Chief Legal Officer and General Counsel since February 2016. He previously also served as Executive Vice President from February 2016 to July 2021, as Corporate Secretary from February 2016 to April 2021, as Senior Vice President — Legal, HR and Assistant Corporate Secretary from July 2013 to February 2016, and as Vice President, Corporate Counsel and Assistant Corporate Secretary from December 2010 to July 2013. Prior to joining Healthpeak, Mr. McHenry was with MGM Resorts International (NYSE: MGM), a global hospitality and entertainment company, from 2005 to 2010 as Vice President, Deputy General Counsel and Assistant Corporate Secretary. Prior to that, he was Associate General Counsel at Boyd Gaming Corporation (NYSE: BYD), a gaming and hospitality company, from 2004 to 2005. Mr. McHenry was also a senior associate with the law firm of DLA Piper (formerly Gray Cary) from 2001 to 2004. He is a military veteran and previously served as an officer (First Lieutenant) in the U.S. Army.

Shawn G. Johnston, 42, Executive Vice President and Chief Accounting Officer



Mr. Johnston has been our Executive Vice President and Chief Accounting Officer since February 2019. He previously served as Senior Vice President and Chief Accounting Officer from August 2017 until February 2019. Prior to joining Healthpeak in August 2017, Mr. Johnston served as Vice President — Chief Accounting Officer of UDR, Inc. (NYSE: UDR), a multifamily real estate investment trust, from March 2016 to August 2017, and Vice President — Controller from September 2013 until March 2016. He also served as Interim Principal Financial Officer of UDR from June 2016 through December 2016. From August 2010 to August 2013, Mr. Johnston served as Chief Accounting Officer at American Residential Communities LLC, a residential real estate company. Prior to that, he served in the Ernst & Young LLP Audit Department, specializing in real estate, from October 2002 to August 2010.

Lisa A. Alonso, 45, Executive Vice President and Chief Human Resources Officer



Ms. Alonso has been our Executive Vice President and Chief Human Resources Officer since January 2020. She joined Healthpeak as a Manager – Human Resources from November 2014 to April 2015 and went on to serve as a Director – Human Resources from April 2015 to December 2015, Vice President – Human Resources from January 2016 to January 2018 and Senior Vice President – Human Resources from February 2018 to December 2019. Prior to joining Healthpeak, Ms. Alonso served as Director of Human Resources/HR Business Partner at The Irvine Company's Resort at Pelican Hill from April 2013 to July 2014. Prior to that, she served as Vice President of Human Resources and Director of Recruiting and Training at California First National Bancorp (Nasdaq: CFNB) from February 2003 to March 2013.

Scott R. Bohn, 43, Executive Vice President — Co-Head of Life Science



Mr. Bohn has been our Executive Vice President – Co-Head of Life Science since February 2022. He previously served as Senior Vice President – Co-Head of Life Science from February 2021 until January 2022, as Senior Vice President – Life Science from January 2019 until February 2021, as Vice President – Life Science Estates from January 2014 until December 2018, and as Director – Life Science Estates from September 2012 until December 2013. Prior to joining Healthpeak, Mr. Bohn held various development, acquisition and leasing positions at Terreno Realty Corporation (NYSE: TRNO) in 2012, D'Aprile Properties from 2009 to 2011, AMB Property Corporation (now Prologis – NYSE: PLD) from 2006 to 2009, RREEF/Deutsche Bank from 2003 to 2006, and LaSalle Bank, from 2002 to 2003.

Jeffrey H. Miller, 62, Executive Vice President — Development



Mr. Miller has been our Executive Vice President – Development since November 2021. He previously served as Executive Vice President – Development & CCRC from April 2021 to November 2021, as Executive Vice President – Senior Housing from January 2020 to March 2021 and as Senior Vice President – Senior Housing Asset Management from November 2018 to December 2019. Prior to joining Healthpeak, Mr. Miller served as Chief Operating Officer at Welltower, Inc. (NYSE: WELL), a healthcare REIT, from July 2014 to January 2017, and General Counsel from July 2004 to July 2014. He was a partner at the law firm Shumaker, Loop & Kendrick, LLP from 1996 to 2004, where he represented a broad range of clients in corporate and real estate matters.



**THE TOWERS AT SIERRA POINT
SAN FRANCISCO, CA
LIFE SCIENCE**

PROPOSAL 02

Approval of 2021 Executive Compensation on an Advisory Basis

 **FOR**

Our Board unanimously recommends a vote FOR approval of 2021 executive compensation on an advisory basis

Advisory Resolution

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related rules of the SEC, stockholders are entitled to cast a nonbinding, advisory vote to approve the compensation of our NEOs (often referred to as "say-on-pay"). Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

RESOLVED, that the stockholders APPROVE, on an advisory basis, the compensation paid to the NEOs, as disclosed in this proxy statement, which includes the "Compensation Discussion and Analysis," the accompanying tables, and the related narrative disclosure, pursuant to the SEC's executive compensation disclosure rules.

Our Board recommends that you vote FOR this resolution because it believes that our executive compensation program supports our compensation objectives and philosophies, including:

- ⟟ Aligning compensation with stockholder interests
- ⟟ Providing a straightforward and transparent compensation program, with rigorous, objective and at-risk performance criteria, including future relative TSR as a significant component
- ⟟ Attracting, motivating and retaining key employees with outstanding talent and ability
- ⟟ Discouraging excessive risk-taking by balancing short- and long-term compensation with a mix of cash and equity incentives
- ⟟ Paying for performance, with a meaningful portion of compensation tied to the Company's strategic and financial goals
- ⟟ Promoting long-term stockholder value creation

Voting Standard

This proposal to approve the compensation paid to our NEOs requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, Healthpeak, our Board or the Compensation Committee. The Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

Our current policy is to provide our stockholders with an opportunity to approve the compensation of our NEOs each year at the annual meeting of stockholders. It is expected that the next advisory vote on executive compensation will be held at the 2023 annual meeting of stockholders.

Letter from Our Compensation and Human Capital Committee

Dear Stockholder,

As the members of the Compensation and Human Capital Committee, we are responsible for overseeing the design and implementation of a competitive executive compensation program that furthers the interests of stockholders and demonstrates strong pay-for-performance alignment. This responsibility includes listening to and considering your views on executive compensation. We also help oversee management's efforts to develop and implement robust a human capital management program.

The Compensation Discussion and Analysis, or CD&A, that follows describes what we pay, why we pay it and how we made our compensation decisions in 2021. Our compensation philosophy is to align the interests of our executives and stockholders through a transparent and rigorous compensation program.

We incentivize our executives by offering a combination of performance-based and fixed compensation, with a significant portion at risk in the form of equity awards. The value of these awards depends upon the value of our common stock, which we believe further aligns executives' interests with those of our stockholders. We believe this compensation philosophy also motivates our talented management team, promotes the execution of our business strategy in a manner that focuses on the creation of long-term stockholder value, encourages prudent risk management and enhances retention of our executive team in a competitive marketplace for talent. While individual goals and performance are considerations in compensation decisions, the cornerstone of our program philosophy is non-discretionary pay, which we believe ties executive compensation to Company objectives and better drives long-term growth for stockholders. New for 2021, we included an ESG performance metric in our annual executive bonus program (STIP) to underscore our commitment to ESG initiatives.

We remain firm in our belief that our compensation program provides compelling incentives for our executives, which in turn benefit our stockholders by driving our business strategies and goals. We believe our stockholders' interests are best served over time by a balanced compensation program that takes a long-term, holistic view of our business strategy and emphasizes the drivers of long-term value creation.

Compensation and Human Capital Committee Report

We reviewed and discussed the CD&A with management, as well as the Compensation and Human Capital Committee's independent compensation consultant and legal advisors. Based upon this review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

Compensation and Human Capital Committee of the Board of Directors

SARA G. LEWIS (Chair)
LYDIA H. KENNARD
KATHERINE M. SANDSTROM


Sara G. Lewis (Chair)
Independent Director


Lydia H. Kennard
Independent Director


Katherine M. Sandstrom
Independent Director

The foregoing report of the Compensation Committee is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in such filing.

Compensation Discussion and Analysis

Named Executive Officers

Our CD&A describes Healthpeak's 2021 executive compensation program for the named executive officers, or NEOs, listed below:



Thomas M. Herzog
Chief Executive
Officer



Scott M. Brinker
President and Chief
Investment Officer



Peter A. Scott
Chief Financial Officer



Thomas M. Klaritch
Chief Operating
Officer



Troy E. McHenry
Chief Legal Officer
and General Counsel

2021 Compensation Program Overview

Consistent with our goals of aligning executive and stockholder interests and appropriately incentivizing our executives, the Compensation and Human Capital Committee, or the Compensation Committee, adopted a compensation program that incorporates a mix of fixed and at-risk pay incentives. In 2021, our compensation program consisted of the following key elements, as further detailed under "2021 NEO Compensation" below.

Key Compensation Objectives

01
Aligning executive compensation with the interests of our stockholders

02
Linking a significant portion of executive compensation to the achievement of key financial and strategic goals

03
Providing a transparent compensation program with objective performance hurdles with a substantial possibility of not being achieved

04
Evaluating hurdles across multiple metrics and performance periods, including 3-year relative TSR

05
Limiting discretionary compensation components while maintaining flexibility to compensate for individual performance

Key Compensation Elements



Base Salary

- Competitive base salary to attract and retain talent based on experience, job scope, market data and individual performance
- Annually reviewed against our peers to maintain competitive levels

+

Annual Cash Incentives

- Based on the achievement of objective, at-risk Company performance metrics to align compensation with strategic goals
- Includes objective financial performance metrics of Normalized FFO per Share, and Net Debt to Adjusted EBITDAre, which are commonly used measures of REIT performance
- Includes quantitative and qualitative ESG performance metrics, underscoring our leadership's commitments to environmental, social and governance metrics
- A portion of the annual cash bonus is based on individual performance to reward individual initiative, achievements and contributions and ensure that executives are driving execution of our business strategy

+

Long-Term Equity Opportunities

- Performance-based restricted stock units ("PSUs") and service-based RSUs with a performance hurdle
- PSUs earned by achieving 3-year Company TSR performance hurdles relative to constituents in third-party indices, aligning executive compensation with stockholders' long-term interests and value creation
- RSUs encourage retention by vesting ratably over three years, subject to a performance hurdle requiring achievement of a minimum normalized FFO per share threshold in the grant year

Pay-for-Performance Philosophy

Our executive compensation program rewards successful annual performance and encourages long-term value creation for our stockholders. NEO short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across multiple metrics and performance periods, which the Compensation Committee intends to incentivize management to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals. The below graphics illustrate the mix of 2021 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and grant date fair value of equity awards granted during the year), presented at the Target level of performance, for our CEO and our other NEOs.

CEO



AVERAGE FOR ALL OTHER NEOs



Base Salary
Annual Cash Incentive
Long-Term Equity Award

Compensation Practices at a Glance

STOCKHOLDER-FRIENDLY PRACTICES WE FOLLOW

- ☑ Align short-term pay and performance by linking 60% of STIP compensation to objective, quantitative performance hurdles
- ☑ Align long-term pay and performance by linking 60% of LTIP compensation to 3-year relative TSR with 1-year post-vesting holding period
- ☑ Promote retention with 40% of LTIP compensation subject to 3-year vesting with 1-year post-vesting holding period
- ☑ Cap payout and vesting levels for incentive awards
- ☑ Provide standardized severance and change-in-control benefits for similarly situated executives
- ☑ Maintain robust stock ownership guidelines and clawback policy
- ☑ Conduct annual compensation risk assessment
- ☑ Compensation Committee comprised solely of independent directors
- ☑ Use of an independent compensation consultant
- ☑ Conduct annual compensation analysis against peer company practices

STOCKHOLDER-UNFRIENDLY PRACTICES WE AVOID

- ⊗ Employment agreements
- ⊗ Guaranteed cash incentives, equity compensation or salary increases for existing NEOs
- ⊗ Stock option awards to NEOs
- ⊗ Tax gross-up payments on change-in-control or severance payments or executive perquisites
- ⊗ Allow pledging or hedging of our securities by directors, officers or employees
- ⊗ "Single-trigger" change in control severance payments
- ⊗ Excessive perquisites or other benefits
- ⊗ Repricing or buyouts of underwater stock options
- ⊗ Equity plan evergreen provisions
- ⊗ Equity awards with less than 1-year vesting

Say-on-Pay Results

The Compensation Committee considers our say-on-pay vote results in approving our executive compensation program. The Committee determined to maintain the core structure of our overall executive compensation program for 2021, taking into account:

- Strong support demonstrated by our stockholders in our 2021 say-on-pay vote
- Recommendations of our independent compensation consultant
- Positive stockholder feedback through outreach efforts



88.5%
FOR

In 2021, we received over 88% of votes cast FOR our 2020 executive compensation program

10-year average stockholder support for our executive compensation program is 91.2%

WHY STOCKHOLDERS SHOULD APPROVE OUR EXECUTIVE COMPENSATION

- ☑ At-risk incentive compensation tied to rigorous objective, quantitative performance hurdles to support the Company's financial and strategic goals
- ☑ Pay practices aligned with stockholder interests to promote the creation of long-term value, while discouraging excessive risk-taking
- ☑ Significant pay-for-performance alignment reflecting strong company performance results, with limited discretionary components
- ☑ Robust Compensation Committee oversight
- ☑ Transparent compensation program and disclosure

2021 NEO Compensation

The Compensation Committee oversees the design and administration of our executive compensation program and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends. The Compensation Committee considers analysis and recommendations from Ferguson Partners Consulting when making compensation decisions. Additionally, our Chief Executive Officer provides input to the Compensation Committee with respect to compensation decisions for our other executive officers based on market conditions, Company performance, and individual performance.

In establishing 2021 executive compensation at the start of 2021, the Compensation Committee recognized the global impact of the pandemic on the economy and the Company's business and determined not to increase NEO compensation levels for 2021, other than an increase to Mr. Brinker's LTIP target award opportunity to better align his compensation with that of similarly situated executives of our peer companies.

Thomas M. Herzog, Chief Executive Officer





2021 TARGET COMPENSATION
($ millions)

$1.15

$2.3

$7.0

- Base Salary
- Annual Cash Incentive (Target Level)
- Long-Term Equity Award (Target Level)

No changes were made to 2021 base salary, target STIP or target LTIP opportunities compared to 2020.

Scott M. Brinker, President and Chief Investment Officer





2021 TARGET COMPENSATION
($ millions)

$0.75

$2.625

$1.15

- Base Salary
- Annual Cash Incentive (Target Level)
- Long-Term Equity Award (Target Level)

No changes were made to 2021 base salary or the target STIP opportunity compared to 2020. Mr. Brinker's target LTIP opportunity was increased from $2,300,000 to $2,625,000 to better align his compensation with the median compensation of similar-situated executives at peer companies as part of the Compensation Committee's multi-year strategy to increase his compensation and make it more competitive in connection with his promotion to President in 2019.

Peter A. Scott, Chief Financial Officer





2021 TARGET COMPENSATION
($ millions)

$0.65

$1.6

$1.0

- **Base Salary**
- **Annual Cash Incentive (Target Level)**
- **Long-Term Equity Award (Target Level)**

No changes were made to 2021 base salary, target STIP or target LTIP opportunities compared to 2020.

Thomas M. Klaritch, Chief Operating Officer





2021 TARGET COMPENSATION
($ millions)

$0.6

$1.5

$0.9

- **Base Salary**
- **Annual Cash Incentive (Target Level)**
- **Long-Term Equity Award (Target Level)**

No changes were made to 2021 base salary, target STIP or target LTIP opportunities compared to 2020.

Troy E. McHenry, Chief Legal Officer and General Counsel





2021 TARGET COMPENSATION
($ millions)

$0.6

$1.05

$0.65

- **Base Salary**
- **Annual Cash Incentive (Target Level)**
- **Long-Term Equity Award (Target Level)**

No changes were made to 2021 base salary, target STIP or target LTIP opportunities compared to 2020.

Base Salary

Following a review of compensation data for peers with substantially similar roles and responsibilities in January 2021, the Compensation Committee determined **not to increase base salaries for our NEOs** in 2021.

Annual Cash Incentive Compensation

2021 Short-Term Incentive Plan Structure

Our NEOs are eligible to receive annual cash bonuses under the 2021 STIP based on the achievement of performance criteria established by the Compensation Committee for the performance period and taking into account individual performance. The Compensation Committee approved the 2021 STIP metrics set forth below in February 2021.

30% Normalized FFO Per Share	• Funds from operations (FFO) is a commonly used REIT financial metric defined by Nareit; normalized FFO per share is adjusted to exclude the impact from certain non-recurring or non-comparable items. • Allows stockholders to compare operating performance among REITs over time on a consistent basis. • May significantly impact the trading price of a REIT's common stock and, therefore, may significantly impact TSR.
15% Net Debt to Adjusted EBITDAre	• Net Debt to Adjusted EBITDAre, calculated over the 2021 calendar year, is a supplemental measure of our achievement of established debt targets. • Promotes a strong balance sheet and balances the normalized FFO per share metric to discourage overleveraging. • Reflects the ability to generate sufficient earnings to meet debt obligations as the portfolio grows. • A strong balance sheet is also important for REITs to enable acquisition and investment opportunities.
15% ESG Performance	• Environmental, social and governance performance is critical to our Company's long-term strategy and success. • Measures the Company's performance on various quantitative and qualitative ESG initiatives as described in detail in the ESG performance scorecard on page 45.
40% Individual Performance	• Assessment of individual contributions to the Company's financial and operational performance, as well as accomplishments relative to annual objectives. • Strongly influenced by objective criteria, such as the quality of the Company's portfolio and investments, including investment performance relative to underwriting or budget and other quantitative and qualitative performance metrics and trends as determined by the Compensation Committee. • Incentivizes and rewards individual initiative, achievements and contributions to ensure that executives are driving execution of our business strategy in their respective roles.

The Compensation Committee retained the same general structure of the 2021 STIP compared to 2020 but also added an ESG performance metric, underscoring the importance of ESG to our Company's business and long-term strategy. In selecting metrics, the Compensation Committee also reviewed the Company's strategic focus on portfolio quality, a strong balance sheet, and organic growth complemented by acquisitions and developments. Considering these goals, together with feedback from our stockholders during ongoing engagement and input from Ferguson Partners Consulting, the Compensation Committee approved the following 2021 STIP metrics:

- **Normalized FFO per share**: Reduced weighting from 45% in 2020 to 30% in 2021 to facilitate the addition of the ESG performance metric
- **Net Debt to Adjusted EBITDAre**: No change from 2020 STIP structure – maintained 15% weighting
- **ESG Performance**: Added a **new** ESG performance metric with 15% weighting based on quantitative and qualitative environmental, social and governance factors, as described in the ESG performance scorecard below
- **Individual Performance**: No change from 2020 STIP structure – maintained 40% weighting

The pre-established Target performance hurdle for Normalized FFO per share was set at the mid-point of our initial guidance for 2021 and excluded the positive impact of CARES Act funding we received during 2021. Our 2021 Target performance hurdle was slightly lower than the 2020 performance hurdle, which was established in early 2020, prior to the onset of the Covid pandemic and its impact on global markets. The 2021 Target performance hurdle reflects these impacts.

The pre-established Target performance hurdle for Net Debt to Adjusted EBITDAre was set in relation to our internally budgeted expectation, which is not publicly disclosed, and excluded the positive impact of CARES Act funding.

When approving the 2021 STIP in February 2021, the Compensation Committee also approved a flexible component, or framework, that would provide for certain pre-established adjustments to the performance hurdles in the event of various uncertainties, including Covid-related impacts to the business, the timing and pricing of certain dispositions and the timing for recycling capital. In light of the uncertainty around Covid in the first quarter of 2021, the Committee approved this pre-established framework to prevent the need to consider adjustments for unforeseen events after the performance hurdles had already been established. However, the Committee determined **not to apply any pre-established adjustments under the 2021 STIP framework** because the quantitative results already paid out at the High end of the range (150%) without applying any adjustments pursuant to the framework, which would have served to lower the performance hurdles.

2021 STIP Award Opportunities

The Compensation Committee approved 2021 STIP award opportunities for the NEOs in January 2021 following a review of compensation data for peers with substantially similar roles and responsibilities prepared by Ferguson Partners Consulting (as described below under "Compensation Policies and Practices—Peer Company Comparison"). The award opportunities reflect the Committee's assessment of the applicable NEO's job position and responsibilities, experience, compensation peer group data and individual performance. Based on this assessment, the Compensation Committee determined **not to increase STIP award opportunities for 2021**.

With respect to each of the performance metrics, reaching the Threshold, Target or High achievement level results in a payout of 50%, 100% or 150%, respectively, of the Target award opportunity. Payout amounts between Threshold and Target or Target and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement level. The following table reflects the 2021 STIP NEO award opportunities.

NAME	2021 AWARD OPPORTUNITY ($)		
	THRESHOLD (50%)	TARGET (100%)	HIGH (150%)
Thomas M. Herzog	1,150,000	2,300,000	3,450,000
Scott M. Brinker	575,000	1,150,000	1,725,000
Peter A. Scott	500,000	1,000,000	1,500,000
Thomas M. Klaritch	450,000	900,000	1,350,000
Troy E. McHenry	325,000	650,000	975,000

2021 STIP Performance and Results

01 Financial Metrics (45% of Overall Award)

STRONG OPERATIONAL PERFORMANCE AND BALANCE SHEET MANAGEMENT

The Compensation Committee sets executive compensation performance hurdles near the beginning of the performance period consistent with the Company's strategic goals and in line with our publicly disclosed initial guidance for the performance year, as applicable, consistent with our past practice.

RELATIVE WEIGHTING	2021 STIP PERFORMANCE METRIC	THRESHOLD	TARGET	HIGH	RESULTS[1]	OUTCOME
		(50%)	(100%)	(150%)		
30%	Normalized FFO Per Share	$1.488	$1.538	$1.588	**$1.596**	High (150%)
15%	Pro forma Net Debt to Adjusted EBITDAre	6.10x	5.80x	5.50x	**5.30x**	High (150%)
	Weighted Blended Overall Financial Performance Results:					150%

[1] Excludes the positive impact of CARES Act funding, and with respect to pro forma Net Debt to Adjusted EBITDAre, includes the net proceeds from the future settlement of shares sold under equity forward contracts through the Company's ATM program. For the definitions and reconciliations of Normalized FFO Per Share and pro forma Net Debt to Adjusted EBITDAre to the most directly comparable GAAP measures, see Appendix A.

02 ESG Performance Metric (15% of Overall Award) NEW

STRONG COMMITMENT TO SUSTAINABILITY, PEOPLE-FIRST CULTURE AND LEADING GOVERNANCE PRACTICES

The Compensation Committee established an ESG performance metric scorecard with both quantitative and qualitative environmental, social and governance factors to link our NEOs' incentive compensation to our ESG performance, underscoring the importance of ESG our business and strategy. The Committee selected primarily quantitative, measurable ESG performance criteria that it determined to be rigorous yet achievable, noting that the Company had been an early REIT pioneer in ESG initiatives and would need to continue to challenge itself to advance ESG performance relative to peers. The Committee focused on criteria that could be impacted by each NEO's performance during the period and were meaningful to the Company's key ESG initiatives, including transparent environmental disclosure; diversity, equity and inclusion; employee satisfaction; and sound corporate governance.

ESG PERFORMANCE METRIC SCORECARD

	QUANTITATIVE AND QUALITATIVE COMPONENTS	POSSIBLE	EARNED	2021 RESULTS
Environmental	• Submit to at least 3 major reporting frameworks	2	2	✔ GRESB Submission ✔ CDP Submission ✔ S&P Global Corporate Sustainability Assessment
Environmental	• Publish annual ESG Report pursuant to GRI, SASB and TCFD	1	1	✔ Published 10th annual ESG Report ✔ Launched interactive website for ESG Report
Environmental	• Receive prominent third-party recognition	2	2	✔ 100 Best Corporate Citizens List (3rd consecutive year) ✔ CDP Leadership Band (9th consecutive year) ✔ GRESB Green Star Rating (10th consecutive year) ✔ FTSE4Good Index (10th consecutive year) ✔ DJSI Index (9th consecutive year)
Environmental	• Qualitative review of environmental initiatives	2	2	✔ Issued two green bonds ($950 million gross proceeds) ✔ Enhanced credit facility sustainability metric to align with long-term GHG emissions goal
Social	• Maintain overall employee engagement score at or above Kingsley Index average (1 point) or 5% or higher above index average (2 points)	2	2	✔ Achieved employee engagement score of at least 5% or higher above Kingsley Index average
Social	• Advance gender and racial diversity initiatives, including We Stand Together	2	2	✔ Launched several initiatives to enhance racial diversity and awareness through recruiting, training and outreach: • Hired diverse interns through partnerships working with underrepresented groups • Developed internal talent development program with a focus on rising diverse talent • Implemented diversity, equity and inclusion training for all employees • Sponsored university and community outreach programs supporting education of underrepresented groups
Social	• Receive prominent third party recognition for social and/or DEI initiatives	1	1	✔ Bloomberg Gender-Equality Index (3rd consecutive year) ✔ Great Place to Work Certification (2nd consecutive year)
Social	• Qualitative review of human capital initiatives	2	2	✔ Navigated team safety and provided work from home support ✔ Enhanced employee engagement initiatives ✔ Finalized future hybrid work model ✔ Enhanced cross-departmental communication tools
Governance	• Maintain average ISS Monthly Governance QualityScore of "4" (top 40%) (1 point) or "3" (top 30%) or better (2 points)	2	2	✔ Average Score: 2.25 (second decile)
Governance	• Obtain 95% or higher completion of annual employee Code of Conduct training	2	2	✔ 100% completion
Governance	• Qualitative review of governance initiatives	2	2	✔ Short-listed for Best Proxy Statement by Corporate Secretary and *IR Magazine* (2nd consecutive year) ✔ *Newsweek's* America's Most Responsible Companies list (3rd consecutive year) ✔ 50/50 Women on Boards Certification (1st time) ✔ Sustainalytics Top Industry & Regional Performer (1st time)
	Total Points	**20**	**20**	

RELATIVE WEIGHTING	2021 STIP PERFORMANCE METRIC	THRESHOLD	TARGET	HIGH	RESULTS	OUTCOME
15%	ESG Performance Metric	8 points	12 points	16 points	**20 points**	**High (150%)**

03 Individual Performance (40% of Overall Award)

INDIVIDUAL PERFORMANCE REFLECTS LEADERSHIP AND ACHIEVEMENT

The remaining 40% of the pre-established 2021 STIP award was based on an assessment of individual performance. The Committee has discretion to award between 0% and 150% of the NEO's Target individual performance award opportunity. The Compensation Committee took into account each NEO's individual accomplishments and leadership, as reflected in the following 2021 performance scorecards, in determining each NEO's individual performance award payout under the 2021 STIP.

The Compensation Committee determined to award Messrs. Herzog, Brinker, Scott, Klaritch and McHenry the maximum (High) level (150%) for the individual performance portion of the 2021 STIP award. In making award determinations, the Compensation Committee took into consideration each NEO's individual contributions, as described in detail in each NEO's individual performance scorecard below. The Committee also noted the NEOs' overall contributions to factors that were especially important to the Company in 2021, including:

- Managing the balance sheet and liquidity
- Executing on our repositioning strategy to exit our Senior Housing Operating Property, or SHOP, and triple-net asset portfolios
- Building our development strategy and portfolio in key Life Science markets
- Driving 2021 operational performance, including rent collections in Life Science and Medical Office exceeding 99%
- Enhancing overall ESG performance and accomplishments, including the issuance of two green bonds, and advancing human capital matters, including employee and tenant safety, and diversity, equity and inclusion initiatives through We Stand Together

Thomas M. Herzog, Chief Executive Officer — Individual Performance Scorecard

• Led the execution of Company strategy and objectives, including financial performance, key investments and proactive balance sheet and liquidity management • Oversaw the successful completion of our multi-year portfolio transformation and substantial exit from our SHOP and triple-net asset portfolios and redeployment of sale proceeds into our Life Science and Medical Office segments • Led the Company to continue to work successfully in a remote environment and navigate return-to-office practices, including the execution of numerous strategic and financial transactions and implementation of various initiatives • Led the Company to strong leasing, occupancy and rent collections, as well as successful development, in Life Science and Medical Office segments • Engaged in extensive investor outreach and transparent communication to provide business updates	**Individual Performance Payout:** **150% of Target**

Scott M. Brinker, President and Chief Investment Officer — Individual Performance Scorecard

• Led efforts on $1.5 billion in acquisitions and investments in the Life Science and Medical Office segments • Led management of our Life Science portfolio and development activities, and oversaw expansion in key markets, including San Francisco, CA, Boston, MA and San Diego, CA • Oversaw our Medical Office segment's development and redevelopment projects and pipeline activity • Led the successful completion of our exit from our rental Senior Housing business, including approximately $3 billion in dispositions in 2021 • Led efforts to work with our operators to effectively underwrite and navigate the operational challenges associated with the pandemic, including rapidly evolving regulatory changes, enhanced infection control processes and staffing shortages, all while maintaining a focus on resident and employee safety	**Individual Performance Payout:** **150% of Target**

Peter A. Scott, Chief Financial Officer — Individual Performance Scorecard

- Led efforts to proactively manage balance sheet and liquidity during 2021
- Led the strategic efforts to issue two green bonds in 2021: $450 million of 1.35% senior unsecured notes due 2027, and $500 million of 2.125% senior unsecured notes due 2028
- Headed efforts to redeem $2 billion of senior unsecured notes in the first half of 2021 with an average maturity and interest rate of 3.6 years and 3.95%, respectively
- Continued consistent dialogue with rating agencies and led efforts to maintain BBB+ / Baa1 credit ratings
- Oversaw efforts to provide transparent communication to investors and engage in extensive investor outreach

Individual Performance Payout:

150% of Target

Thomas M. Klaritch, Chief Operating Officer — Individual Performance Scorecard

- Provided leadership and management of our Medical Office segment
- Led efforts to work with tenants to maintain strong leasing, rent collections and occupancy in our Medical Office segment, with rent collections exceeding 99%
- Helped oversee substantial development and redevelopment projects, including 76% pre-leased Life Science development pipeline and 61% pre-leased Medical Office development pipeline
- Led our internationally recognized ESG efforts as Chair of our ESG Committee, including emissions and energy efficiency projects in furtherance of our long-term science-based GHG emissions reduction targets
- Oversaw cross-functional process improvement enhancements to facilitate continued remote work environment

Individual Performance Payout:

150% of Target

Troy E. McHenry, Chief Legal Officer and General Counsel — Individual Performance Scorecard

- Oversaw negotiation and drove successful execution of numerous key transactions in collaboration with the executive team in direct support of the Company's strategic objectives to substantially exit our rental Senior Housing business, as well as $1.5 billion in acquisitions and investments
- Continued execution and development of the Company's public disclosures, including expanded transparency in the areas of corporate governance and executive compensation
- Demonstrated leadership on ESG strategic goals as Vice Chair of our ESG Committee, as well as helped drive initiatives leading to numerous ESG recognitions
- Enhanced ESG reporting efforts to further align with the TCFD and SASB reporting frameworks
- Oversaw the efforts to further our We Stand Together initiative to enhance racial diversity, awareness and education

Individual Performance Payout:

150% of Target

04 Overall 2021 STIP Results

The following table summarizes the actual annual incentive awards paid to the NEOs under the 2021 STIP in February 2022 for the 2021 performance period based on the foregoing results and determinations.

NAME	TARGET 2021 STIP OPPORTUNITY	(45%) ACTUAL FINANCIAL PERFORMANCE[1]	(15%) ACTUAL ESG PERFORMANCE[1]	(40)% ACTUAL INDIVIDUAL PERFORMANCE[1]	TOTAL AWARD ($)	OVERALL WEIGHTED PAYOUT (%)[1]
Thomas M. Herzog	$2,300,000	150%	150%	150%	$3,450,000	**150%**
Scott M. Brinker	$1,150,000	150%	150%	150%	$1,725,000	**150%**
Peter A. Scott	$1,000,000	150%	150%	150%	$1,500,000	**150%**
Thomas M. Klaritch	$900,000	150%	150%	150%	$1,350,000	**150%**
Troy E. McHenry	$650,000	150%	150%	150%	$975,000	**150%**

[1] As a percentage of Target.

Long-Term Equity Incentive Compensation

Our Compensation Committee determined not to make any adjustments to outstanding NEO LTIP awards, despite the impact of the pandemic on our stock price performance and the markets generally.

All 2021 equity awards were granted in the form of at-risk RSUs and PSUs. We have not awarded stock options since 2014.

2021 Long-Term Incentive Plan

Our NEOs received long-term equity incentive awards under the 2021 LTIP, which awards are subject to the achievement of performance metrics and vesting criteria established by the Compensation Committee near the beginning of the performance period.

- **3-Year Relative TSR Performance-Based Award**: 60% of the award is subject to our relative TSR ranking (calculated assuming dividend reinvestment) for the 3-year forward-looking performance period ending December 31, 2023 ("TSR-Based LTIP"), measured against a selected index of healthcare peer REITs and a third-party peer index (S&P 500 REIT Index). The Compensation Committee selected a relative TSR performance metric as the basis for our performance-based LTIP awards because it allows stockholders to evaluate the Company's performance in comparison to our peers and mitigates the impact of broad market trends that are not reflective of our actual performance. The Committee also determined to use a pre-established index of selected healthcare peer REITs instead of the FTSE Nareit Health Care Index to better align to our portfolio mix and measure our performance against peer companies in the Life Science, Medical Office and diversified healthcare REIT businesses that the Committee considered our closest competitors.

- **Retentive RSU Award**: The remaining 40% of the 2021 LTIP award vests in three equal annual installments beginning on the first anniversary of the grant date. This portion of the 2021 LTIP was subject to a threshold normalized FFO per share hurdle of $1.116 for the 2021 performance year ("Retentive LTIP"). The Compensation Committee believes that the Retentive LTIP awards, which vest over time independent of TSR, promote the retention of our talented management team, while still incentivizing a focus on long-term results because the ultimate value of the RSUs is tied to our stock price.

Payout amounts between Threshold and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement levels.

60% 3-year Relative TSR PSU Award

40% Custom Healthcare REIT Index[1]
3-YEAR CLIFF VESTING IF FUTURE ABSOLUTE MEAN TSR PERFORMANCE HURDLE ACHIEVED
1-YEAR POST-VESTING HOLDING PERIOD

RESULT	ABSOLUTE MEAN TSR PERFORMANCE HURDLES[3]	PAYOUT (% OF TARGET GRANT)
Threshold	25% Below Peer Group Mean	0%
Target	At Peer Group Mean	100%
High	25% or Higher Above Peer Group Mean	200%

20% S&P 500 REIT Index[2]
3-YEAR CLIFF VESTING IF FUTURE RELATIVE TSR PERFORMANCE HURDLE ACHIEVED
1-YEAR POST-VESTING HOLDING PERIOD

RESULT	RELATIVE TSR PERFORMANCE HURDLES[3]	PAYOUT (% OF TARGET GRANT)
Threshold	25th Percentile	0%
Target	50th Percentile	100%
High	80th Percentile or Greater	200%

40% Retentive RSU Award

3-YEAR ANNUAL VESTING AFTER GRANT DATE, SUBJECT TO NORMALIZED FFO PER SHARE PERFORMANCE HURDLE
1-YEAR POST-VESTING HOLDING PERIOD

---

[1] Consists of three equally-weighted peer groups: (a) Alexandria Real Estate Equities, Inc. (Life Science); (b) Healthcare Realty Trust Incorporated, Physicians Realty Trust, and Healthcare Trust of America, Inc. (Medical Office); and (c) Ventas, Inc. and Welltower Inc. (diversified healthcare). The peer group mean is calculated as (x) the sum of the average of the three-year TSRs of the companies that constitute each peer group, divided by (y) three. As required by the terms of the award agreement, the Compensation Committee excluded Healthcare Trust of America, Inc. due to its publicly announced potential sale transaction.

[2] Excludes American Tower Corp., Crown Castle Internal Corp., SBA Communications and Weyerhaeuser Company due to size or other incomparability, as determined by the Compensation Committee.

[3] Award is forfeited if below Threshold ranking. Percentage of Target PSUs to vest at the end of the performance period between Threshold and Target or Target and High are interpolated based on actual performance.

2021 LTIP Award Opportunities

As described under "2021 NEO Compensation," the Compensation Committee, in consultation with Ferguson Partners Consulting, approved target 2021 LTIP opportunities for the NEOs in January 2021. The award opportunities were based on the Compensation Committee's assessment of peer compensation data, each NEO's relative duties and responsibilities, and the NEO's impact on Healthpeak's results (and in Mr. Brinker's case, his promotion to President). Based on this assessment, the Compensation Committee determined **not to increase 2021 target LTIP award opportunities, other than for Mr. Brinker**. With respect to Mr. Brinker, the Compensation Committee determined it would be appropriate to increase his target 2021 LTIP target award opportunity to reflect his promotion to President and better align his pay with similarly-situated executives at peer companies as part of the Committee's multi-year strategy to align his pay.

The table below reflects the 2021 LTIP award target values approved by the Compensation Committee.

NAME	TSR-BASED LTIP NAREIT INDEX ($)	TSR-BASED LTIP S&P INDEX ($)	RETENTIVE LTIP ($)	TOTAL LTIP OPPORTUNITY ($)[(1)]
Thomas M. Herzog	2,800,000	1,400,000	2,800,000	**7,000,000**
Scott M. Brinker	1,050,000	525,000	1,050,000	**2,625,000**
Peter A. Scott	640,000	320,000	640,000	**1,600,000**
Thomas M. Klaritch	600,000	300,000	600,000	**1,500,000**
Troy E. McHenry	420,000	210,000	420,000	**1,050,000**

(1) These amounts were divided by the closing price per share on the grant date of the award to determine the number of shares subject to the award (or the target number of shares in the case of the TSR-Based LTIP awards). The amounts reflected in the Grants of Plan Based Awards during 2021 table differ from the amounts above with respect to retentive LTIP awards due to rounding to the nearest whole share, and with respect to the TSR-Based LTIP awards, due to calculating the grant date fair value based on a Monte Carlo valuation model in accordance with FASB ASC Topic 718.

The Company exceeded the normalized FFO hurdle of at least $1.116 per share for the Retentive LTIP, and the first tranche of such awards vested for each of the NEOs in February 2022. The Compensation Committee will make a determination regarding achievement of the TSR-Based LTIP performance criteria following the end of the performance period on December 31, 2023.

2019–2021 3-Year LTIP PSU Results

In 2019, we awarded the NEOs 3-year LTIP awards that had a performance period ending on December 31, 2021. The following table summarizes the actual PSU payouts awarded to the NEOs under those awards.

RELATIVE WEIGHTING	2019 LTIP PSU PERFORMANCE METRIC	THRESHOLD (50%)	TARGET (100%)	HIGH (200%)	OUTCOME
40%	Relative TSR Performance FTSE Nareit Health Care Index	25th	50th	80th; 100th; Actual Result 92nd	▲ High (200%)
20%	Relative TSR Performance S&P 500 REIT Index	25th; Actual Result 43rd	50th	80th	▲ Threshold – Target (87%)
				Weighted Blended Overall Payout:	▲ **Above Target (155%)**

Status of LTIP Award Programs

TSR-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2021

LTIP PERFORMANCE PERIOD	2017	2018	2019	2020	2021	2022	2023	STATUS
2017 3-Year LTIP		100% Completed						▲ Above Target Payout (153% Weighted Blended Overall Payout)
2018 3-Year LTIP			100% Completed					▲ Above Target Payout (194% Weighted Blended Overall Payout)
2019 3-Year LTIP				100% Completed				▲ Above Target Payout (155% Weighted Blended Overall Payout)
2020 3-Year LTIP					67% Completed			— Tracking Above Target for FTSE Nareit Health Care Index and Below Target for S&P 500 REIT Index[1]
2021 3-Year LTIP						33% Completed		— Tracking Above Target for Healthcare Index and Below Threshold for S&P 500 REIT Index[1]

[1] The performance period for these awards remains open and the payout percentage for these awards has not been determined. The payout percentage is reflected in the table to indicate that, if the performance period applicable to the award had ended as of December 31, 2021, the Company's relative TSR ranking considered for purposes of the awards would have resulted in an above-Target level payout with respect to certain peer indices and below-Target level with respect to certain peer indices. We make no prediction as to the future performance of our stock. The total amount realized with respect to the outstanding 2020 and 2021 TSR-Based LTIP awards will be determined following the 3-year performance periods ending December 31, 2022, and 2023, respectively.

2022 Compensation Decisions

After reviewing the business strategy for 2022, as well as the potential ongoing impact of the pandemic and various dispositions, the Compensation Committee approved the following changes with respect to our executive compensation structure for 2022:

Target compensation opportunities

- Mr. Brinker's LTIP target award opportunity was increased to better align his compensation with that of similarly situated executives of our peer companies and to reflect the Committee's multi-year strategy to increase his compensation in connection with his promotion to President.
- Mr. Scott's LTIP target award opportunity was increased to better align his compensation with that of similarly situated executives of our peer companies.
- Mr. McHenry's LTIP target award opportunity was increased to better align his compensation with that of similarly situated executives of our peer companies.

2022 STIP

- The metrics and weightings are consistent with the 2021 STIP.

2022 LTIP

- The metrics and weightings generally are consistent with the 2021 LTIP, except that we updated the peer REIT companies against which we measure TSR to better reflect companies that we consider to be our closest competitors.

Compensation Policies and Practices

COMPENSATION RISK ASSESSMENT

We believe that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on us for the reasons outlined below.

Base salaries are fixed in amount and thus do not encourage inappropriate or excessive risk taking.

Our executive incentive compensation balances quantitative and qualitative performance assessments. While the STIP, our annual cash incentive plan, focuses on annual goals, we cap awards under the plan. The Compensation Committee believes that the STIP appropriately balances risk and the desire to focus executives on specific annual goals important to our success.

A substantial portion of our executive officers' compensation is in the form of equity awards to further align executive and stockholder interests. The Compensation Committee believes that the LTIP awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our performance and stock price, and because the awards are subject to long-term vesting schedules based on forward-looking performance goals. Additionally, our stock ownership guidelines, in addition to the one-year post-vesting holding requirement for LTIP awards, help ensure that executives have significant value tied to our performance.

Furthermore, as discussed below, our executive officers are subject to a clawback policy, which permits us to recover incentive compensation received by such officers in the event the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with a financial reporting requirement under the securities laws.

POLICY REGARDING EXECUTIVE EMPLOYMENT AGREEMENTS

Our Severance Plan and Executive Change in Control Severance Plan (the "CIC Plan") (as both are further described under "Potential Payments upon a Termination or Change in Control Severance Arrangements" below) provide severance protections without the use of individual employment agreements with our executive officers. Our severance plans, which operate in lieu of individual contractual arrangements, provide standardized severance benefits for our executives. Our general policy against executive employment agreements also eliminates guaranteed base salaries and incentive levels, which allows the Company to focus on pay for performance and other factors that the Compensation Committee deems relevant in setting executive compensation, without contractual restrictions.

COMPENSATION CONSULTANT

The Compensation Committee is authorized to retain independent counsel, compensation and benefits consultants, and other outside experts or advisors. Since November 2008, the Compensation Committee has retained Ferguson Partners Consulting (formerly FPL Associates) as its outside independent compensation consultant. For 2021, Ferguson Partners Consulting advised the Compensation Committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to incentive pay and proportion of annual cash pay to long-term incentive pay) and setting compensation levels. Ferguson Partners Consulting also reviewed comparable equity REITs for 2021 and assisted the Compensation Committee with obtaining and evaluating current executive compensation data for these companies. The Compensation Committee made its 2021 compensation decisions, including those with respect to the NEOs, after consulting with Ferguson Partners Consulting.

Ferguson Partners Consulting reports directly to the Compensation Committee and works with management only as directed by the Compensation Committee. During 2021, Ferguson Partners Consulting did not perform work for Healthpeak other than pursuant to its engagement by the Compensation Committee. The Compensation Committee has assessed the independence of Ferguson Partners Consulting and concluded that its engagement of Ferguson Partners Consulting does not raise any conflict of interest with Healthpeak or any of its directors or executive officers.

MANAGEMENT SUCCESSION PLANNING

Our Board is responsible for attracting, retaining and incentivizing a high-performing management team. With the assistance of the Compensation Committee, our Board reviews management development and succession planning activities to help ensure that top management positions, including the CEO position, can be filled without undue interruption. High-potential leaders, including emerging diverse leaders, are given exposure and visibility to Board members through formal presentations at Board and committee meetings, as well as through informal events.

COMPENSATION PEER GROUP	In developing our 2021 executive compensation program, the Compensation Committee considered market and peer data provided by Ferguson Partners Consulting in 2021. Based on Ferguson Partners Consulting's recommendations, the Compensation Committee maintained the same group of peer companies for 2021 as 2020. The Compensation Committee also reviewed general survey compensation data from companies in the S&P 500 REIT Index when determining executive compensation. The companies in our 2021 compensation peer group were as follows:

- Alexandria Real Estate Equities, Inc.
- AvalonBay Communities, Inc.
- Boston Properties, Inc.
- Digital Realty Trust, Inc.
- Equity Residential
- Essex Property Trust, Inc.
- Host Hotels & Resorts, Inc.
- Kimco Realty Corporation

- Realty Income Corporation
- Regency Centers Corporation
- The Macerich Company
- Ventas, Inc.
- VEREIT, Inc.
- Vornado Realty Trust
- Welltower Inc.

PEER COMPANY COMPARISON	The 2021 compensation peer companies consist of S&P 500 equity REITs with market capitalizations the Compensation Committee believed comparable to Healthpeak. In making its compensation comparisons, the Committee took into account, among other things, Healthpeak's enterprise value and market capitalization compared to the peer companies, as shown below:

AS OF DECEMBER 31, 2021*

(in billions)



* Source: S&P Global for Market Capitalization; KeyBanc for Enterprise Value.

| **COMPENSATION ASSESSMENT** | In early 2021, the Compensation Committee reviewed compensation data for executives at peer companies with positions comparable to those held by the NEOs. This data consisted of base salary, annual cash incentive award and equity award information, as well as total direct compensation paid by each of the peer companies as reflected in their proxy statements and related public filings. Although the Compensation Committee reviewed and discussed the compensation data provided by Ferguson Partners Consulting to help inform its decision-making process, the Compensation Committee does not set or "benchmark" compensation levels at any specific point or percentile against the peer group data. As described above, the peer group data is only one point of information taken into account by the Compensation Committee in making compensation decisions.

Except as otherwise discussed in our CD&A, with respect to the objective performance criteria that form the basis of our executive compensation program, the Compensation Committee's executive compensation decisions for 2021 were subjective and the result of the Compensation Committee's business judgment, which is informed by the experiences of the members of the Compensation Committee, input and peer group data provided by Ferguson Partners Consulting, and the Compensation Committee's overall assessment of executive compensation trends. |
|---|---|

STOCK OWNERSHIP GUIDELINES	The Compensation Committee believes that ownership of Healthpeak securities promotes our executives' focus on our long-term business objectives. Our stock ownership guidelines accordingly provide that executives at the level of executive vice president or higher own minimum levels of common stock and unvested stock awards. All executives are required to achieve their mandatory holdings within five years of becoming subject to the guidelines.

EXECUTIVE	STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY
CEO	10x
Other NEOs	6x
Executive Officers (Non-NEOs)	3x

All of our NEOs who are subject to the stock ownership guidelines currently satisfy the ownership requirements.

CLAWBACK POLICY	Our Board has adopted a clawback policy that allows us, in circumstances the Board determines to be appropriate with consideration to all given facts, to require reimbursement or cancellation of any portion of a cash or equity incentive award or other payment received by an executive officer (or former executive officer) in limited circumstances where the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with a financial reporting requirement under the securities laws. The clawback policy is intended to apply to the payment or award of cash or shares received by the executive officer prior to or during the 12-month period following the first public issuance or filing of the financial results that were subsequently restated.
ANTI-HEDGING POLICY	Our Board recognizes that hedging against losses in Healthpeak securities may disturb the alignment between the interests of our officers and directors and those of our other stockholders. For this reason, officers, directors and employees (and if applicable, their family members) are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Healthpeak securities.
ANTI-PLEDGING POLICY	Our Board recognizes that a forced margin sale or foreclosure sale of Healthpeak securities may negatively impact our stock price or violate our insider trading policy. Accordingly, our Board adopted a policy that prohibits officers, directors and employees (and if applicable, their family members) from holding Healthpeak securities in a margin account or pledging Healthpeak securities as collateral for a loan.
NO TAX GROSS UP PAYMENTS	None of our NEOs are entitled to tax gross-up payments on severance benefits or in the event they are subject to excise taxes imposed under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code") as a result of a change in control of the company. In addition, in 2019, our Compensation Committee eliminated tax gross-up payments on executive perquisites.
TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION	Section 162(m) of the Code generally limits the deductibility of compensation paid to our current and former executive officers that exceeds $1 million during the tax year. The Tax Cuts and Jobs Act of 2017 (the "Jobs Act") made substantial changes to Section 162(m) of the Code. Pursuant to the Jobs Act, certain awards granted before November 2, 2017, that were based upon attaining pre-established performance measures that were set by the Compensation Committee under a plan approved by our stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit.

As one of the factors in its consideration of compensation matters, the Compensation Committee notes this deductibility limitation. However, the Compensation Committee generally has the flexibility to take any compensation-related actions that it determines are in the Company's and its stockholders' best interest, including designing and awarding compensation for our executive officers that is not fully deductible for tax purposes. In addition, we qualify as a REIT under the Code and are not subject to federal income taxes, meaning that the payment of compensation that is not deductible under Section 162(m) does not have a material adverse consequence to us as long as we qualify as a REIT under the Code. Furthermore, there can be no assurance that any compensation will in fact be deductible. |

Executive Compensation Tables

Summary Compensation Table—2021

The Summary Compensation Table below quantifies the value of the different forms of compensation earned by or awarded to our NEOs for 2021, 2020 and 2019, in the manner and format required under applicable SEC rules.

NAME AND PRINCIPAL POSITION(S)	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($)[1]	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[2]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Thomas M. Herzog Chief Executive Officer	2021	1,150,000	—	7,102,283	—	3,450,000	—	11,600	11,713,883
	2020	1,150,000	592,239	8,028,215	—	1,592,761	—	11,400	11,374,615
	2019	1,000,000	—	5,928,766	—	2,968,000	—	11,200	9,907,966
Scott M. Brinker President and Chief Investment Officer	2021	750,000	—	2,663,454	—	1,725,000	—	11,600	5,150,054
	2020	750,000	296,119	2,637,958	—	796,381	—	11,400	4,491,858
	2019	650,000	—	1,886,431		1,632,400		11,200	4,180,031
Peter A. Scott Chief Financial Officer	2021	650,000	—	1,623,499	—	1,500,000	—	11,600	3,785,099
	2020	650,000	257,495	1,835,049	—	692,505	—	11,400	3,446,449
	2019	650,000	—	1,617,050	—	1,409,800	—	11,200	3,688,050
Thomas M. Klaritch Chief Operating Officer	2021	600,000	—	1,522,041	—	1,350,000	—	11,600	3,483,641
	2020	600,000	231,745	1,720,409	—	623,255	—	11,400	3,186,809
	2019	600,000	—	1,617,050	—	1,335,600	—	11,200	3,563,850
Troy E. McHenry Chief Legal Officer and General Counsel	2021	600,000	—	1,065,383	—	975,000	—	11,600	2,651,983
	2020	600,000	167,372	1,204,362	—	450,128	—	11,400	2,433,262
	2019	550,000	—	997,215	—	853,300	—	11,200	2,411,716

(1) The amounts reported in column (e) for each fiscal year reflect the fair value on the grant date of the RSU and PSU equity awards granted to NEOs during the fiscal year. For the grant date fair value of each equity award granted to an NEO in 2021, see the "Grants of Plan-Based Awards During 2021" table. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (e), see the discussion of stock awards contained in Note 15 —Compensation Plans to Healthpeak's Consolidated Financial Statements, included in our Annual Report. As to PSUs awarded to NEOs, the grant date fair value of the awards included in column (e) for the year of grant was determined using a Monte Carlo simulation, which probability weights multiple potential outcomes as of the grant date of the award. The assumptions made in applying the Monte Carlo simulation to determine the grant date fair value of the PSUs awarded in 2021, 2020 and 2019 included: the closing price of a share of Healthpeak common stock on the grant date of $30.94, $37.31 and $30.84, respectively; expected share price volatility assumption of 39.05%, 20.03% and 21.30%, respectively; and a risk-free annual interest rate assumption of 0.19%, 1.39%, and 2.50%, respectively. While the intended Target values of the 2021 PSU awards generally are the same as the intended Target values for the 2020 PSU awards, the Monte Carlo valuation for the 2021 PSU awards is lower than the Monte Carlo valuation for the 2020 PSU awards due, in part, to our 2021 stock price performance relative to peers from the beginning of the performance period (January 1, 2021) through the grant date (February 12, 2021). Under the terms of the PSU awards, between 0% and 200% of the Target number of shares subject to the awards may vest based on performance for the applicable performance period. The following table presents the grant date fair values of PSUs (i) determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements using the Monte Carlo simulation (under the heading "Grant Date Fair Value (Based on Monte Carlo Simulation)"), and (ii) assuming that the highest level of performance conditions would be achieved using our closing stock price on the grant date, without regard to the Monte Carlo simulation (under the heading "Grant Date Fair Value (Based on Maximum Performance)"):

	2021 ($)		2020 ($)		2019 ($)	
NAME	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)
Thomas M. Herzog	4,302,275	8,400,024	5,228,174	8,400,048	3,728,733	6,600,007
Scott M. Brinker	1,613,382	3,150,063	1,717,894	2,760,119	1,186,424	2,100,019
Peter A. Scott	983,412	1,920,075	1,195,033	1,920,047	1,016,965	1,800,069
Thomas M. Klaritch	921,960	1,800,089	1,120,353	1,800,058	1,016,965	1,800,069
Troy E. McHenry	645,372	1,260,062	784,289	1,260,108	627,135	1,110,055

(2) As described under "—2021 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A, each of our NEOs received an annual cash incentive award for 2021 under the 2021 STIP, which, in each case, is reported in column (g).

(3) The 2021 amounts reported in column (i) reflect a 401(k) Plan matching contribution of $11,600 made on behalf of each NEO in accordance with the terms of our 401(k) Plan.

Grants of Plan-Based Awards During 2021

The following table presents information regarding the incentive awards granted to our NEOs during 2021, in the manner and format required under applicable SEC rules.

		ESTIMATED FUTURE PAYMENTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYMENTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER AWARDS		
								STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS	OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS
NAME	GRANT DATE	THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	(#)	(#)	($)[1]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Thomas M. Herzog Annual Incentive	—	1,150,000	2,300,000	3,450,000	—	—	—	—	—	—
LTIP RSU	2/12/2021	—	—	—	—	—	—	90,498	—	2,800,008
LTIP PSU Healthcare	2/12/2021	—	—	—	45,249	90,498	180,996	—	—	2,804,533
LTIP PSU S&P	2/12/2021				22,625	45,249	90,498	—	—	1,497,742
Scott M. Brinker Annual Incentive	—	575,000	1,150,000	1,725,000	—	—	—	—	—	—
LTIP RSU	2/12/2021	—	—	—	—	—	—	33,939		1,050,073
LTIP PSU Healthcare	2/12/2021	—	—	—	16,969	33,937	67,874	—	—	1,051,708
LTIP PSU S&P	2/12/2021	—	—	—	8,485	16,969	33,938	—	—	561,674
Peter A. Scott Annual Incentive	—	500,000	1,000,000	1,500,000	—	—	—	—	—	—
LTIP RSU	2/12/2021	—	—	—	—	—	—	20,688	—	640,087
LTIP PSU Healthcare	2/12/2021	—	—	—	10,343	20,686	41,372	—	—	641,059
LTIP PSU S&P	2/12/2021	—	—	—	5,172	10,343	20,686	—	—	342,353
Thomas M. Klaritch Annual Incentive	—	450,000	900,000	1,350,000	—	—	—	—	—	—
LTIP RSU	2/12/2021	—	—	—	—	—	—	19,395	—	600,081
LTIP PSU Healthcare	2/12/2021	—	—	—	9,697	19,393	38,786	—	—	600,989
LTIP PSU S&P	2/12/2021	—	—	—	4,849	9,697	19,394	—	—	320,971
Troy E. McHenry Annual Incentive	—	325,000	650,000	975,000	—	—	—	—	—	—
LTIP RSU	2/12/2021	—	—	—	—	—	—	13,575	—	420,011
LTIP PSU Healthcare	2/12/2021	—	—	—	6,788	13,575	27,150	—	—	420,689
LTIP PSU S&P	2/12/2021	—	—	—	3,394	6,788	13,576	—	—	224,683

[1] The amounts reported in column (k) of the table above have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (k), see the discussion of stock awards contained in Note 15—Compensation Plans to Healthpeak's Consolidated Financial Statements, included in our Annual Report, and footnote (1) to the Summary Compensation Table above.

Description of Plan-Based Awards

2014 Plan

All 2021 awards reported in the above table were granted under, and are subject to, the 2014 Plan, approved by our stockholders on May 1, 2014, as amended from time to time. The Compensation Committee administers the 2014 Plan and has the authority to interpret its provisions and make all required determinations thereunder.

Non-Equity Incentive Plan Awards

Our NEOs' 2021 non-equity (cash) incentive awards reported in the above table are described under "2021 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A.

Equity Incentive Awards

The Grants of Plan-Based Awards During 2021 table above reflects the PSU and RSU awards granted to our eligible NEOs, as described under "2021 NEO Compensation—Long-Term Equity Incentive Compensation" in our CD&A. Each PSU and RSU represents a contractual right to receive one share of our common stock, subject to the applicable time-based and performance-based vesting requirements.

2021 3-Year LTIP PSUs

The PSUs granted in respect of the 2021 3-Year LTIP cliff vest, if at all, subject to the achievement of performance criteria (based on forward-looking relative TSR) over a performance period from January 1, 2021, through December 31, 2023, subject to a one-year post-vesting holding requirement to promote retention and align executives' long-term interests with those of our stockholders. This one-year holding requirement will lapse upon death or disability. If the employment of an NEO terminates due to death or disability or if Healthpeak terminates the NEO without cause, the PSUs will remain outstanding during the performance period and the eligible NEO will receive the number of units earned, if any, had the NEO remained employed with the Company until the end of the performance period. For each NEO, if there is a change in control of Healthpeak during the performance period, the performance period for the PSUs will be shortened and performance will be determined based on such shortened period and the number of PSUs deemed to have vested based on such shortened period will accelerate and vest in connection with the change in control.

2021 Retentive LTIP RSUs

RSUs granted in respect of the 2021 Retentive LTIP vest in equal installments on the first, second and third anniversaries of the grant date subject to a performance hurdle related to normalized FFO per share for the 2021 performance period of $1.116, which we exceeded. The awards are also subject to a one-year post-vesting holding requirement to promote retention and align executives' long-term interests with those of our stockholders. This one-year holding requirement will lapse upon death or disability. If the NEO's employment terminates due to death or disability, if Healthpeak terminates the NEO without cause (whether before or after a change in control of Healthpeak), or if the NEO terminates his or her employment for good reason following a change in control of Healthpeak, the RSUs will fully vest as of the severance date. If a change in control of Healthpeak occurs and outstanding equity awards are to be terminated in connection with the transaction and not assumed or continued by an acquiring entity, then the outstanding RSUs will fully vest in connection with such change in control.

Other Terms

Vested RSUs and PSUs are payable in an equal number of shares of our common stock. Payment will generally be made as the units vest. The NEO does not have the right to vote or dispose of the units, but does have the right to receive dividend equivalents in the form of cash payments based on the amount of dividends paid by Healthpeak during the term of the award on a number of shares equal to the number of outstanding and unpaid units then subject to the award. Such payments are made concurrently with the related dividends paid to our stockholders. However, dividend equivalents that would otherwise be paid during the applicable performance period with respect to the 2021 3-Year LTIP PSUs will instead accrue and be paid at the end of the performance period based on the number of units actually earned if the related threshold performance requirement for the award is satisfied (and forfeited in whole if the related threshold performance goal is not satisfied).

Outstanding Equity Awards at December 31, 2021

The following table presents, in the manner and format required under applicable SEC rules, information regarding the outstanding equity awards held by each of our NEOs at December 31, 2021.

		OPTION AWARDS				STOCK AWARDS			
NAME	AWARD GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Thomas M. Herzog	2/12/2021	—	—	—	—	90,498[2]	3,266,073	—	—
	2/12/2021	—	—	—	—	—	—	180,996[3]	6,532,146
	2/12/2021	—	—	—	—	—	—	22,625[4]	816,518
	2/14/2020	—	—	—	—	50,032[5]	1,805,655	—	—
	2/14/2020	—	—	—	—	—	—	150,094[6]	5,416,892
	2/14/2020	—	—	—	—	—	—	37,524[7]	1,119,915
	2/15/2019	—	—	—	—	23,779[8]	858,184	—	—
	2/15/2019	—	—	—	—	—	—	142,672[9]	5,149,032
	2/15/2019	—	—	—	—	—	—	30,839[10]	1,287,258
Scott M. Brinker	2/12/2021	—	—	—	—	33,939[2]	1,224,859	—	—
	2/12/2021	—	—	—	—	—	—	67,874[3]	2,449,573
	2/12/2021	—	—	—	—	—	—	8,485[4]	306,206
	2/14/2020	—	—	—	—	16,440[5]	593,320	—	—
	2/14/2020	—	—	—	—	—	—	49,318[6]	1,779,887
	2/14/2020	—	—	—	—	—	—	12,330[7]	444,990
	2/15/2019	—	—	—	—	7,566[8]	273,057	—	—
	2/15/2019	—	—	—	—	—	—	45,396[9]	1,638,342
	2/15/2019	—	—	—	—	—	—	9,813[10]	356,339
	3/1/2018	—	—	—	—	136,800[11]	4,937,112	—	—
Peter A. Scott	2/12/2021	—	—	—	—	20,688[2]	746,630	—	—
	2/12/2021	—	—	—	—	—	—	41,372[3]	1,493,115
	2/12/2021	—	—	—	—	—	—	5,172[4]	186,639
	2/14/2020	—	—	—	—	11,436[5]	412,725	—	—
	2/14/2020	—	—	—	—	—	—	34,308[6]	1,037,131
	2/14/2020	—	—	—	—	—	—	8,577[7]	518,565
	2/15/2019	—	—	—	—	6,486[8]	234,080	—	—
	2/15/2019	—	—	—	—	—	—	38,912[9]	1,404,334
	2/15/2019	—	—	—	—	—	—	8,411[10]	305,443
	5/15/2017	—	—	—	—	32,156[12]	1,160,510	—	—

		OPTION AWARDS				STOCK AWARDS			
NAME	AWARD GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Thomas M. Klaritch	2/12/2021	—	—	—	—	19,395[2]	699,966	—	—
	2/12/2021	—	—	—	—	—	—	38,786[3]	1,399,787
	2/12/2021	—	—	—	—	—	—	4,849[4]	174,982
	2/14/2020	—	—	—	—	10,722[5]	386,957	—	—
	2/14/2020	—	—	—	—	—	—	32,164[6]	1,160,799
	2/14/2020	—	—	—	—	—	—	8,041[7]	290,200
	2/15/2019	—	—	—	—	6,486[8]	234,080	—	—
	2/15/2019	—	—	—	—	—	—	38,912[9]	1,176,310
	2/15/2019	—	—	—	—	—	—	8,411[10]	305,443
	2/3/2014	31,759	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	18,293	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	14,955	—	36.23	1/30/2022	—	—	—	—
Troy E. McHenry	2/12/2021	—	—	—	—	13,575[2]	489,922	—	—
	2/12/2021	—	—	—	—	—	—	27,150[3]	979,844
	2/12/2021	—	—	—	—	—	—	3,394[4]	122,489
	2/14/2020	—	—	—	—	7,506[5]	270,892	—	—
	2/14/2020	—	—	—	—	—	—	22,516[6]	812,602
	2/14/2020	—	—	—	—	—	—	5,629[7]	203,151
	2/15/2019	—	—	—	—	4,000[8]	144,360	—	—
	2/15/2019	—	—	—	—	—	—	23,996[9]	866,016
	2/15/2019	—	—	—	—	—	—	5,187[10]	188,358
	10/3/2018	—	—	—	—	23,643[13]	853,276	—	—
	2/3/2014	7,727	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	3,807	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	3,264	—	36.23	1/30/2022	—	—	—	—

(1) The number of shares or units reported in column (f) reflect time-vested RSU awards, while the number of units or shares reported in column (h) reflect PSUs, assuming Threshold payout level (50%), Target payout level (100%) or High (maximum) payout level (200%), based on how the performance of each such award was tracking as of December 31, 2021, and at an above-Target (200%) and Target (100%) payout level for awards granted in 2019, reflecting the actual payout level for such PSUs determined after the end of the 2021 fiscal year. Please see the footnotes below for additional details. The dollar amounts shown in columns (g) and (i) are determined by multiplying the number of shares or units reported in columns (f) or (h), respectively, by $36.09 (the closing price of our common stock on the last trading day of 2021).

(2) The unvested portions of this award are scheduled to vest in three equal installments on February 12, 2022, 2023 and 2024.

(3) Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2023. The number of shares reported is based on the achievement at the High (maximum) payout level (200%), based on performance tracking at an above-Target payout level as of December 31, 2021.

(4) Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2023. The number of shares reported is based on the achievement at the Threshold payout level (50%), based on performance tracking below the Threshold payout level as of December 31, 2021.

(5) The unvested portions of this award are scheduled to vest in two equal installments on February 14, 2022 and 2023.

(6) Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2022. The number of shares reported is based on the achievement at the High (maximum) payout level (200%), based on the award tracking at an above-Target payout level as of December 31, 2021.

(7) Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2023. The number of shares reported is based on the achievement at the Target payout level (100%), based on performance tracking at a below-Target, but above-Threshold, payout level as of December 31, 2021.

(8) The unvested portions of this award vested on February 15, 2022.

(9) The unvested portion of this award vested upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2021. The number of shares reported is based on actual performance for the performance period. For additional information on the actual performance and payout of the award, please see the "Compensation Discussion and Analysis" section.

(10) The unvested portion of this award vested upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2021. The number of shares reported is based on actual performance for the performance period. For additional information on the actual performance and payout of the award, please see the "Compensation Discussion and Analysis" section.

(11) The unvested portions of this award are scheduled to vest in three equal installments on March 1, 2022, 2023 and 2024.

(12) The unvested portions of this award are scheduled to vest in two equal installments on May 15, 2022 and 2023.

(13) The unvested portions of this award are scheduled to vest in three equal installments on October 3, 2022, 2023 and 2024.

Option Exercises and Stock Vested During 2021

The following table presents information regarding the exercise of stock options by NEOs during 2021 and the vesting of other stock awards during 2021 that were previously granted to our NEOs.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[1]
(a)	(b)	(c)	(d)	(e)
Thomas M. Herzog	—	—	315,812	9,711,295
Scott M. Brinker	—	—	61,386	1,837,267
Peter A. Scott	—	—	106,161	3,301,549
Thomas M. Klaritch	—	—	101,704	3,126,554
Troy E. McHenry	—	—	69,551	2,163,056

(1) The dollar amount shown in column (e) above for stock awards is determined by multiplying the number of shares or units, as applicable, that vested by the per share closing price of Healthpeak common stock on the vesting date (or if the vesting date is not a trading day, the most recent trading day prior to the vesting date). To the extent the named individual did not immediately sell the shares upon vesting, the values reported in the table above would not represent the actual cash value that may be realized by such individual upon the disposition of the vested shares.

Potential Payments Upon a Termination or Change in Control

The following section describes the benefits that may become payable to our NEOs in connection with a termination of their employment with Healthpeak and/or a change in control of Healthpeak. You should read this section in combination with "Description of Plan-Based Awards—Equity Incentive Awards" above, which describes the treatment of outstanding equity-based awards held by our NEOs upon a termination or change in control of Healthpeak.

Severance Plans

Executive Severance Plan

We provide competitive severance benefits to attract and retain key employees with outstanding talent and ability. The Compensation Committee determined that the adoption of the Severance Plan in lieu of entering into individual employment agreements with our executives was consistent with compensation best practices. Severance benefits are appropriate in light of severance protections available to executives at our peer group companies and are an important component of each executive's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections. See "Compensation Policies and Practices—Policy Regarding Executive Employment Agreements" in our CD&A.

The Severance Plan is intended to provide severance benefits to employees who are selected by the Compensation Committee to participate, including each NEO, upon a termination of employment by us without "cause" (as defined in the Severance Plan) other than in circumstances in which the participant would receive benefits under the CIC Plan (described under "—Executive Change in Control Severance Plan" below), as set forth below. An NEO's right to receive benefits under the Severance Plan is subject to his or her execution of a general release of claims against us, and his or her agreement to post-termination confidentiality, non-solicitation and non-competition restrictive covenants. Payments (or benefits payable) to an NEO under the Severance Plan will, to the extent applicable, either be reduced to avoid excise taxes under Sections 280G and 4999 of the Code or be paid in full (with the NEO paying any such excise taxes), whichever option places the NEO in the best after-tax position.

SEVERANCE BENEFIT	AMOUNT
Cash Severance Installment Payments	Three times for CEO (two and a half times for President and Chief Investment Officer, and two times for all other NEOs) the sum of: • Base salary, *plus* Target level annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for: • Three years for CEO • Two and a half years for President and Chief Investment Officer • Two years for all other NEOs
Annual Cash Incentive Award	Prorated annual incentive award, payable based on actual performance at time award would have been paid if NEO had not terminated employment
Service-Based Equity Awards	• Stock options fully vested • RSU awards continue to vest according to their terms for 24 months, after which any remaining unvested portion will become fully vested
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements (although such awards will become fully vested with respect to any time-based vesting requirement)

Executive Change in Control Severance Plan

All of our current officers are participants in the CIC Plan. Under the CIC Plan, if a change in control of Healthpeak occurs during the term of the CIC Plan and a participant's employment with Healthpeak is terminated by Healthpeak without cause or by the participant for good reason within the two-year period following the change in control, the participant will generally be entitled to receive the following benefits:

SEVERANCE BENEFIT	AMOUNT
Lump Sum Cash Severance Payment	Three times for CEO (two and half times for President and Chief Investment Officer, and two times for all other NEOs) the sum of: • Base salary, *plus* Target level annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for: • Three years for CEO • Two and a half years for President and Chief Investment Officer • Two years for all other NEOs
Annual Cash Incentive Award	Prorated target annual incentive award
Retirement Plan Benefits	• Full vesting of any non-qualified retirement plan benefits • Cash payment equal to unvested benefits under 401(k) Plan
Service-Based Equity Awards	Full vesting; options remain exercisable for one year (two years for CEO) or upon earlier expiration
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements, unless otherwise noted in agreement (although such awards will become fully vested with respect to any time-based vesting requirement)

For these purposes, the terms "cause," "good reason" and "change in control" are each defined in the CIC Plan.

A participant's right to receive benefits under the CIC Plan is subject to the execution of a release of claims in favor of Healthpeak upon the termination of the participant's employment. Participants are also subject to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants under the CIC Plan. Participants in the CIC Plan are not entitled to tax gross-ups under the CIC Plan or any other agreement with the Company.

Estimated Severance and Change-in-Control Benefits

Severance Benefits (No Change in Control)

The following table presents our estimate of the amount of the benefits to which the NEOs would have been entitled had their employment terminated under the indicated circumstances pursuant to the terms of the Severance Plan on December 31, 2021. The chart assumes that the executive would not be entitled to receive the benefits provided under the CIC Plan in connection with such a termination of employment.

| NAME | TERMINATION BY HEALTHPEAK WITHOUT CAUSE | | | | TERMINATION DUE TO EXECUTIVE'S DEATH OR DISABILITY | | | |
	CASH SEVERANCE ($)[1]	CONTINUATION OF HEALTH/ LIFE BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)	CASH SEVERANCE ($)	CONTINUATION OF HEALTH BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)
Thomas M. Herzog	13,800,000	53,028	18,753,483	32,606,511	—	—	18,753,483	18,753,483
Scott M. Brinker	6,475,000	96,266	11,429,234	18,000,500			11,429,234	11,429,234
Peter A. Scott	4,800,000	49,371	5,655,664	10,505,035	—	—	5,655,664	5,655,664
Thomas M. Klaritch	4,350,000	35,352	4,294,710	8,680,062	—	—	4,294,710	4,294,710
Troy E. McHenry	3,475,000	77,013	3,752,313	7,304,326	—	—	3,752,313	3,752,313

[1] As described above under "—Severance Plans—Executive Severance Plan" and as quantified in this column, the Severance Plan provides for a cash severance payment in the event of a qualifying termination of employment based on a multiple of base salary and annual bonus. For purposes of the Severance Plan, the annual bonus component of the severance payment is based on such individual's target bonus amount in effect on the date of termination. Additionally, the Severance Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2021, would have resulted in the following awards (based on actual performance for the performance period): Mr. Herzog, $3,450,000; Mr. Brinker, $1,725,000; Mr. Scott, $1,500,000; Mr. Klaritch, $1,350,000; and Mr. McHenry, $975,000.

[2] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his or her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for the period of coverage set forth above.

[3] These columns report the intrinsic value of the unvested portions of the executive's equity awards that would accelerate in the circumstances described above. For RSU awards, this value is calculated by multiplying $36.09 (the closing price of our common stock on the last trading day of 2021) by the number of units subject to the portion of the award that would have accelerated. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels. Note that the equity awards granted in 2019–2021 do not include provisions for accelerated vesting on the executive's retirement.

Change-in-Control Benefits (Assuming no Employment Termination)

As described above under "Description of Plan-Based Awards—2021 3-Year LTIP PSUs," if we undergo a change in control during the performance period applicable to outstanding PSUs granted to the NEOs, the performance period for such PSUs will be shortened and performance will be determined based on the shortened period. The number of PSUs deemed to have vested based on the shortened period will accelerate and vest in connection with the change in control. In this scenario, the PSUs would vest without regard to whether the NEO terminates employment in connection with the change in control. Upon a change in control of Healthpeak, RSUs held by NEOs would continue to be subject to service-based vesting in accordance with the terms of the awards and would only accelerate upon a termination of an NEO's employment as described under "Change-in-Control Severance Benefits in Connection with Employment Termination" on page 63.

Assuming that a change in control of Healthpeak occurred on December 31, 2021, the values of the unvested portions of the PSUs held by each NEO that would have accelerated in connection with such change in control (calculated using a price per share of $36.09, which is the closing price of our common stock on the last trading day of 2019) are as follows: (1) $12,823,571 for Mr. Herzog, (2) $4,400,887 for Mr. Brinker, (3) $3,101,719 for Mr. Scott, (4) $2,973,708 for Mr. Klaritch, and (5) $1,993,864 for Mr. McHenry.

Change-in-Control Severance Benefits in Connection with Employment Termination

The following table presents our estimate of the benefits to which each of the NEOs would have been entitled had a change in control of the Company occurred on December 31, 2021, and the executive's employment with us had terminated under the circumstances described above on such date (before any excise-tax reduction under our CIC Plan described above or under the executive's applicable equity award agreement).

NAME	CASH SEVERANCE ($)[1]	CONTINUATION OF HEALTH/LIFE BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)
Thomas M. Herzog	13,800,000	53,028	5,929,912	19,782,940
Scott M. Brinker	6,475,000	96,266	7,028,347	13,599,613
Peter A. Scott	4,800,000	49,371	2,553,945	7,403,316
Thomas M. Klaritch	4,350,000	35,352	1,321,002	5,706,355
Troy E. McHenry	3,475,000	77,013	1,758,449	5,310,462

[1] As described above under "—Severance Plans—Executive Change in Control Severance Plan" and as quantified in this column, the CIC Plan provides for a cash severance payment in the event of a qualifying termination of employment. Additionally, the CIC Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2021, would have resulted in the following awards (based on actual performance for the performance period): Mr. Herzog, $3,450,000; Mr. Brinker, $1,725,000; Mr. Scott, $1,500,000; Mr. Klaritch, $1,350,000; and Mr. McHenry, $975,000.

[2] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his or her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for the period of coverage set forth above.

[3] See footnote (3) to the preceding table under "—Severance Benefits" for the manner of calculating equity acceleration value. All outstanding RSUs held by an NEO as of December 31, 2021, would accelerate upon a termination of the NEO's employment by the Company without cause or by the NEO for good reason upon or following a change in control of Healthpeak. See PSU values (disclosed under "Change-in-Control Benefits (Assuming no Employment Termination)") that would vest on a change in control regardless of whether the NEO terminates employment.

Pay Ratio

The following pay ratio and supporting information compares the annual total compensation of our CEO and the annual total compensation of our employees other than our CEO, as required by Section 953(b) of the Dodd-Frank Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2021, our last completed fiscal year:

- The annual total compensation of our median employee was $177,521; and
- The annual total compensation of our CEO, as reported in the Summary Compensation Table, was $11,713,883.

Based on the foregoing, the estimated ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was approximately 66:1. To determine the pay ratio, we took the steps outlined below.

- We determined that as of December 31, 2021, our employee population (excluding our CEO) consisted of 218 individuals, all of whom were located in the United States. This population consists of our full-time and temporary employees, as well as independent contractors for whom we establish compensation. We did not have any seasonal employees. We excluded independent contractors whose compensation is determined by an unaffiliated third party.
- To identify the median employee, we computed each employee's annual compensation consisting of annual base salary as well as all cash bonuses and the grant date value of equity awards granted during the year, as applicable. For these purposes, we annualized the base salary and cash bonuses of employees who did not work for us for the entire year, other than temporary employees. We did not make any cost of living adjustments.
- Once we identified our median employee, we calculated that employee's annual total compensation for 2021 in accordance with the requirements of the SEC's rules for calculating the "total" compensation of each of our NEOs for 2021 for purposes of the Summary Compensation Table above. With respect to our CEO, we used the amount reported as total compensation in the Summary Compensation table. Any adjustments, estimates and assumptions used to calculate our CEO's total annual compensation are described in the footnotes to the Summary Compensation Table.

This pay ratio is an estimate calculated in a manner consistent with SEC rules based on the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, apply certain exclusions and make reasonable estimates and assumptions. As such, the pay ratio reported by other companies may not be comparable to our pay ratio, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Security Ownership of Principal Stockholders, Directors and Management

The following table sets forth certain information as of March 1, 2022 (unless otherwise indicated) regarding the beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of shares of our common stock by: (i) each person known to beneficially own more than 5% of our outstanding common stock; (ii) each director and nominee for election as director; (iii) each of the NEOs; and (iv) all current directors and executive officers as a group. This table is based on Company records and information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G, or an amendment thereto, filed with the SEC.

| | SHARES BENEFICIALLY OWNED[1] | | |
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES	NUMBER OF OPTIONS/ RSUs[2]	PERCENT OF CLASS[3]
Greater than 5% Stockholders			
The Vanguard Group, Inc. and affiliates[4] 100 Vanguard Boulevard Malvern, PA 1 9355	86,061,246	—	15.96%
Cohen & Steers, Inc. and affiliates[5] 280 Park Avenue, 10th Floor New York, NY 10017	70,462,139	—	13.07%
BlackRock, Inc.[6] 55 East 52nd Street New York, NY 10055	57,115,834	—	10.60%
State Street Corporation[7] State Street Financial Center One Lincoln Street Boston, MA 02111	35,583,315	—	6.60%
Directors			
Thomas M. Herzog[8]	472,035[9]	—	*
Brian G. Cartwright	35,339	4,724	*
Christine N. Garvey	22,519[9]	4,724	*
R. Kent Griffin, Jr.	42,044	4,724	*
David B. Henry	66,735	4,724	*
Lydia H. Kennard	17,844	4,724	*
Sara G. Lewis	11,337	4,724	*
Katherine M. Sandstrom	17,230	4,724	*
Named Executive Officers			
Scott M. Brinker	115,704	—	*
Peter A. Scott	130,099	—	*
Thomas M. Klaritch	311,045	50,052	*
Troy E. McHenry	105,634	11,534	*
All current directors and executive officers as a group (16 persons)	1,422,010	96,468	*

* Less than 1%

[1] Except as otherwise noted and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares listed.

[2] For the Independent Directors, consists of shares represented by unvested RSU awards that will vest within 60 days of March 1, 2022, and, for Ms. Garvey and Messrs. Cartwright and Henry, who are retirement eligible, includes additional shares represented by unvested RSU awards that will automatically vest upon a qualified retirement (as defined in the applicable award agreement). For executive officers, consists of shares issuable upon exercise of outstanding stock options that are currently vested.

(3) Unless otherwise indicated, based on 539,500,255 shares outstanding as of March 1, 2022. In addition, for purposes of computing the percentage of shares held by an individual, the number of shares outstanding includes (i) shares issuable within 60 days following March 1, 2022, upon exercise of outstanding stock options and (ii) shares represented by unvested RSUs that will vest within 60 days of March 1, 2022, or upon the individual's qualified retirement, but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person.

(4) Share and beneficial ownership information for The Vanguard Group, Inc. ("Vanguard") is given as of December 31, 2021, and was obtained from a Schedule 13G/A filed on February 10, 2022, with the SEC. According to the Schedule 13G/A, Vanguard has shared voting power over 1,380,034 shares, sole dispositive power over 83,361,902 shares and shared dispositive power over 2,699,344 shares of our common stock. The Schedule 13G/A states that Vanguard's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, our common stock but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

(5) Share and beneficial ownership information for Cohen & Steers, Inc. ("Cohen & Steers") is given as of December 31, 2021, and was obtained from a Schedule 13G/A filed on February 14, 2022, with the SEC. According to the Schedule 13G/A, Cohen & Steers has sole voting power over 51,702,631 shares of our common stock and sole dispositive power over 70,462,139 shares of our common stock. The Schedule 13G/A states that Cohen & Steers Capital Management, Inc., a wholly-owned subsidiary of Cohen & Steers, is the beneficial owner of 69,098,088 shares, representing 12.82% of our outstanding common stock, as a result of serving as an investment advisor, with sole voting power over 51,428,006 shares and sole dispositive power over 69,098,088 shares of our common stock.

(6) Share and beneficial ownership information for BlackRock, Inc. ("BlackRock") is given as of December 31, 2021, and was obtained from a Schedule 13G/A filed on January 27, 2022, with the SEC. According to the Schedule 13G/A, BlackRock has sole voting power over 49,455,669 shares and sole dispositive power over 57,115,834 shares of our common stock. The Schedule 13G/A states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock, but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

(7) Share and beneficial ownership information for State Street Corporation ("State Street") is given as of December 31, 2021, and was obtained from a Schedule 13G filed on February 11, 2022, with the SEC. According to the Schedule 13G, State Street has shared voting power over 29,017,557 shares and shared dispositive power over 35,566,559 shares of our common stock.

(8) Mr. Herzog is also an NEO.

(9) Consists of shares held in a family trust.

Equity Compensation Plan Information

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted average exercise price of outstanding options and the number of shares remaining available for future award grants as of December 31, 2021.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,075,833[1]	35.75[2]	25,920,833[3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**2,075,833**	**35.75**	**25,920,833**

(1) Of these shares, 383,108 were subject to outstanding stock options and 1,692,725 were subject to outstanding RSUs (including outstanding PSUs, which are presented at their Target level of performance).

(2) This weighted average exercise price does not reflect the 1,692,725 shares that will be issued upon the vesting of outstanding RSUs (including outstanding PSUs, which are presented at their Target level of performance).

(3) Of the aggregate number of shares that remained available for issuance as of December 31, 2021, all were available under the 2014 Plan. Subject to certain express limits of the 2014 Plan, shares available for award purposes under the 2014 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, RSUs and PSUs.

PROPOSAL 03 —————

Ratification of Appointment
of Independent Registered Public Accounting Firm

⊘ **FOR**

Our Board unanimously recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2022



**BOLINGBROOK MEDICAL OFFICE
BOLINGBROOK, IL
MEDICAL OFFICE**

Auditor Evaluation and Appointment

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm that audits the Company's financial statements and internal control over financial reporting. The Audit Committee has appointed Deloitte & Touche LLP to continue to serve as Healthpeak's independent registered public accounting firm for the year ending December 31, 2022. Deloitte has served as Healthpeak's independent registered public accounting firm since March 3, 2010. A representative of Deloitte is expected to attend the Annual Meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

The Audit Committee annually reviews Deloitte's performance and independence in deciding whether to engage a different independent registered public accounting firm. In the course of these reviews, the Audit Committee considers, among other things:

⊘ Deloitte's independence from the Company and management, including any factors that may impact Deloitte's objectivity

⊘ Deloitte's qualifications and capability in handling all aspects of the Company's operations

⊘ The desired balance of Deloitte's experience and fresh perspective occasioned by mandatory audit partner rotation

⊘ The experience, qualifications and performance of our existing audit engagement team

⊘ Any issues raised by the Public Company Accounting Oversight Board's ("PCAOB") most recent quality control review of Deloitte

⊘ The quality and candor of Deloitte's communications with the Audit Committee and management

⊘ Deloitte's quality control procedures

⊘ The quality and effectiveness of Deloitte's historical and recent audit plans and performance on our audit

⊘ The advisability and potential impact of appointing a different independent public accounting firm

Voting Standard

We are asking our stockholders to ratify the appointment of Deloitte as our independent registered public accounting firm for 2022. Ratification requires the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting. Although ratification is not required by our organizational documents or otherwise, our Board is submitting the appointment of Deloitte to our stockholders as a matter of good corporate governance.

If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company.

Following its review, the Audit Committee believes that Deloitte's continued engagement as our independent registered public accounting firm is in the best interests of the Company for the following reasons:

EXPERIENCE AND EFFECTIVENESS

Enhanced audit quality. Through years of experience, Deloitte has gained significant institutional knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting.

Effective audit plans and efficient fee structures. Deloitte's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.

Maintaining continuity avoids disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.

STRONG INDEPENDENCE CONTROLS

Thorough Audit Committee oversight. The Audit Committee believes that any concerns with Deloitte's tenure are mitigated by the Audit Committee's oversight, which includes ongoing engagement with Deloitte and a comprehensive annual review process.

Robust pre-approval policies and limits on non-audit services. The Audit Committee must pre-approve all audit and non-audit services performed by Deloitte, including the types of services to be provided and the estimated fees relating to those services.

Deloitte's strong internal independence procedures and regulatory framework. Deloitte conducts periodic internal quality reviews of its audit work and rotates lead partners every five years. Deloitte is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

Audit and Non-Audit Fees

The following table shows information about the respective fees billed by Deloitte during or related to the fiscal years ended December 31, 2021 and 2020 (in thousands):

	2021	2020
Audit Fees[1]	$2,881	$3,097
Audit-Related Fees[2]	206	228
Tax Fees:		
Tax Compliance[3]	684	759
Tax Planning and Tax Advice[4]	649	626
All Other Fees	—	—
Total	**$4,420**	**$4,710**

[1] Audit fees include fees and out-of-pocket expenses billed for the audit of our annual consolidated financial statements and internal control over financial reporting, the review of interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, and other SEC registration statement and consent services.

[2] Audit-related fees primarily relate to, among other things, fees for the separate audits of certain of our consolidated subsidiaries and certain accounting consultations.

[3] Tax compliance fees primarily involve the preparation or review of tax returns.

[4] Tax planning and tax advice fees encompass a diverse range of services, including tax advice related to acquisitions and investments, consultation regarding the impact of proposed actions/activities on REIT qualification, and consultation regarding the foreign, federal, state, and local tax issues related to various transactions.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

Pursuant to its charter and good corporate governance practices, the Audit Committee must pre-approve all audit and permitted non-audit services performed by Deloitte and all related fees. The Audit Committee has delegated its pre-approval authority to its Chair, provided that the Chair presents any pre-approvals related to audit and permitted non-audit services to the Audit Committee at its next scheduled meeting. The Audit Committee considered whether the provision of proposed non-audit services by Deloitte to the Company was compatible with maintaining the audit firm's independence and concluded that Deloitte's independence was not compromised by the provision of such services and pre-approved all services provided by Deloitte in 2021 and 2020.

Audit Committee Report

The Audit Committee currently consists of three members: Mr. Griffin (Chair) and Mses. Kennard and Sandstrom. The Board has determined that all Audit Committee members are independent under applicable NYSE and SEC rules and that Mr. Griffin and Ms. Sandstrom are financial experts. The Audit Committee has certain duties and powers as described in its written charter adopted by the Board. A copy of the charter can be found on the Company's website at healthpeak.com/esg/governance.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, preparing the financial statements and the public reporting process. Deloitte, the Company's independent registered public accounting firm for 2021, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements for the fiscal year ended December 31, 2021, Deloitte's evaluation of the Company's internal control over financial reporting, significant accounting policies and practices, and management judgments and estimates. The Audit Committee has discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee also received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence. In addition, the Audit Committee has discussed with Deloitte any relationships that may impact its objectivity and independence and satisfied itself as to Deloitte's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited consolidated financial statements for the fiscal year ended December 31, 2021, be included in the Annual Report, as filed with the SEC.

Audit Committee of the Board of Directors

R. KENT GRIFFIN, JR. (Chair)
LYDIA H. KENNARD
KATHERINE M. SANDSTROM



R. Kent Griffin, Jr. (Chair)
Independent Director



Lydia H. Kennard
Independent Director



Katherine M. Sandstrom
Independent Director

The foregoing report of the Audit Committee is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

Additional Information about the Annual Meeting

Voting at the Annual Meeting

General Information

Stockholders of record of our common stock as of the close of business on March 1, 2022, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, there were 539,500,255 shares of our common stock outstanding and eligible to vote at the Annual Meeting. There is no other class of voting securities outstanding. Each share of common stock entitles its holder to one vote at the Annual Meeting. To have a quorum at the Annual Meeting, the holders of a majority of the shares of our common stock entitled to vote at the Annual Meeting must be present or represented by proxy.

Board Recommendations

01 **Election of Directors**

Our Board believes that the eight director nominees represent a breadth of qualifications, as well as diverse perspectives, to provide effective leadership, oversight and guidance.

Our Board unanimously recommends a vote FOR each director nominee

See page **12**

02 **Approval, on an Advisory Basis, of 2021 Executive Compensation**

Our executive compensation program links pay to performance and is designed to create greater alignment with the interests of our stockholders and promote the creation of long-term value.

Our Board unanimously recommends a vote FOR this proposal

See page **36**

03 **Ratification of Appointment of Independent Registered Public Accounting Firm**

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for 2022, and the Board is submitting Deloitte's appointment to our stockholders for ratification.

Our Board unanimously recommends a vote FOR this proposal

See page **66**

Voting via the Internet, Telephone or Mail

You may submit your proxy or voting instructions via the Internet, by telephone or by mail, depending on the manner in which you receive your proxy materials. If you received a Notice of Internet Availability by mail, you can submit a proxy or voting instructions via the Internet by following the instructions provided in the Notice of Internet Availability. If you received a printed set of the proxy materials by mail, you may submit a proxy or voting instructions via the Internet, by telephone (if available) or by mail by following the instructions on the proxy card or voting instruction form.

If you are a stockholder of record voting by telephone or the Internet, your proxy must be received by 9:59 p.m. Mountain Time (11:59 p.m. Eastern Time) on April 27, 2022, in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record submitting a proxy card by mail, you may instead mark, sign and date the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by us before the Annual Meeting. If you hold your shares in street name, please provide your voting instructions to the bank, broker or other nominee who holds your shares by the deadline specified by such bank, broker or nominee.

Voting in Person

All stockholders of record may vote in person at the Annual Meeting by written ballot. However, if you are the beneficial owner of shares held in street name through a bank, broker or other nominee, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you are later unable to attend. If you later attend the Annual Meeting and vote in person, your previously submitted proxy or voting instructions will not be used.

How Your Shares Will be Voted

Your shares will be voted as you specify in your proxy or voting instructions. Although our Board does not know of any business to be considered at the Annual Meeting other than the three proposals described in this proxy statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holder to vote on those matters in his or her discretion. If you are a stockholder of record and properly submit a proxy but do not specify your voting choice on one or more of the items listed in the notice of meeting, your shares will be voted as recommended by our Board on those items.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker will not be authorized to vote your shares on any of the matters at the Annual Meeting, other than Proposal No. 3 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2022). If your broker exercises its discretion to vote on Proposal No. 3 at the Annual Meeting, your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting.

Effect of Abstentions and Broker Non-Votes

Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum but will not be counted as votes cast for purposes of determining the outcome of any proposal.

Broker non-votes on Proposal No. 1 (election of directors) and Proposal No. 2 (approval of 2021 executive compensation) will be counted as present and entitled to vote for the purpose of determining the presence of a quorum at the Annual Meeting, but will not be counted as votes cast for purposes of determining the outcome of either proposal.

Revoking or Changing Your Vote

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation to our Corporate Secretary at our principal executive offices, by submitting a later-dated proxy via the Internet, by telephone or by mail by the applicable deadline provided under "Voting Via the Internet, Telephone or Mail," or by voting in person at the Annual Meeting. If your shares are held in street name through a bank, broker or other nominee, you may revoke any previous voting instructions by submitting new voting instructions to your bank, broker or nominee by the deadline specified by your bank, broker or nominee or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not by itself constitute a revocation of any proxy or voting instructions.

Additional Annual Meeting Information

Delivery of Proxy Materials

We may satisfy SEC rules regarding delivery of proxy materials, including our proxy statements and Annual Reports, by delivering only one set of proxy materials to multiple stockholders that share the same address, unless we have received contrary instructions in writing. This "householding" process can result in meaningful cost savings for us and is consistent with our commitment to sustainability by reducing the environmental impact of printing and mailing paper copies. Upon oral or written request, we will deliver promptly a separate copy of proxy materials to a stockholder at a shared address to which a single copy of the proxy materials was delivered. If your shares are registered in your own name, you may request a separate copy of the proxy materials for this Annual Meeting or for future meetings of Healthpeak stockholders by notifying Broadridge toll-free at 1–866–540–7095 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a street name holder, please contact the broker, bank or other nominee that holds your shares to request a separate copy of proxy materials.

In the future, stockholders of record can avoid receiving duplicate mailings by following the instructions on the Internet at www.proxyvote.com. If you hold your shares in street name and you would like to receive only one copy of the proxy materials in the future, you should contact your bank, broker or other nominee.

Financial Statements

Our Annual Report containing our audited consolidated financial statements accompanies this proxy statement. Upon the written request of any person solicited hereby, we will provide a copy of our Annual Report to such person, without charge. Requests should be directed to our Corporate Secretary at Healthpeak Properties, Inc., 5050 South Syracuse Street, Suite 800, Denver, Colorado 80237.

Inspector of Elections

Votes cast by proxy or at the Annual Meeting will be counted by a representative of Broadridge Financial Solutions, Inc., the appointed inspector of elections for the Annual Meeting. In connection with the duties as inspector of elections, Broadridge's representative will also determine whether a quorum is present, evaluate the validity of proxies and ballots, and certify the voting results.

Proxy Solicitation

We will bear all costs of the solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors and officers of Healthpeak, without receiving any additional compensation, may solicit proxies personally or by telephone, email or other electronic means. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our common stock and will reimburse them for their expenses in doing so. We have retained the services of Georgeson LLC to assist in the solicitation of proxies for a fee of $10,000 plus reasonable out-of-pocket expenses. We may engage Georgeson for additional solicitation work and incur fees greater than $10,000, depending on a variety of factors, including preliminary voting results.

Voting Results

We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Other Matters

2023 Stockholder Proposals, Director Nominations and Director Candidate Recommendations

We expect to hold our 2023 annual meeting of stockholders on or about April 27, 2023.

Proposals to be Included in 2023 Proxy Materials

Any stockholder that desires to have a proposal considered for presentation at the 2023 annual meeting of stockholders, and included in Healthpeak's proxy materials used in connection with our 2023 annual meeting, must submit the proposal in writing to our Corporate Secretary so that it is received no later than November 17, 2022. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act to be so included.

Proxy Access Nominations

Any stockholder (or group of no more than 25 stockholders) meeting the Company's continuous ownership requirements set forth in our Bylaws that wishes to nominate candidates for election to our Board for inclusion in our proxy materials for our 2023 annual meeting of stockholders must provide written notice to our Corporate Secretary no earlier than October 18, 2022, nor later than November 17, 2022. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 8 of Article II of our Bylaws.

Nominations or Proposals Not Included in 2023 Proxy Materials

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2023 annual meeting but not have it included in our proxy materials for the 2023 annual meeting, we must receive notice of the proposal or director nomination no earlier than January 28, 2023, and no later than February 27, 2023. If we change the date of our 2023 annual meeting to a date that is before March 29, 2023, or after June 27, 2023, however, notice of any proposal or director nomination must instead be delivered not earlier than the 90th day and not later than the close of business on the later of the 60th day prior to our 2023 annual meeting, or the 10th day following the day on which we publicly announce the date of our 2023 annual meeting. If the notice is not received between these dates or does not satisfy the additional notice requirements set forth in Article II, Section 7(a) of our Bylaws, the notice will be considered untimely and will not be acted upon at our 2023 annual meeting. Proposals, nominations and notices should be directed to the attention of the Corporate Secretary, Healthpeak Properties, Inc., 5050 South Syracuse Street, Suite 800, Denver, Colorado 80237.

In addition, a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2023 annual meeting must deliver written notice to the Company setting forth the information required by Rule 14a-19 under the Exchange Act no later than February 27, 2023. If we change the date of our 2023 annual meeting to a date that is before March 29, 2023, or after May 28, 2023, the written notice must be received by the later of the 60th day prior to our 2023 annual meeting, or the 10th day following the day on which we publicly announce the date of our 2023 annual meeting. The notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our Bylaws as described above.

Recommendations of Director Candidates

Stockholders may also recommend director candidates for our Board's consideration. The Governance Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. Stockholder recommendations must be submitted in writing to the Chair of the Governance Committee, c/o Healthpeak Properties, Inc., 5050 South Syracuse Street, Suite 800, Denver, Colorado 80237, together with the proposed candidate's name, address, age, appropriate biographical information, descriptions of the candidate's qualifications and the relationship, if any, to the recommending stockholder, together with any other information about the stockholder and the candidate that would otherwise be required pursuant to our Bylaws if the stockholder was nominating the candidate for election to our Board at an annual meeting of stockholders. Stockholders who would like to recommend a candidate for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than January 1 of the year of the annual meeting.

Vote

We urge you to submit your proxy or voting instructions as soon as possible, whether or not you expect to attend and vote at the Annual Meeting. If you attend and vote at the Annual Meeting, your proxy will not be used.

By Order of the Board of Directors,

Scott A. Graziano
Senior Vice President – Deputy General Counsel and Corporate Secretary
Denver, Colorado
March 17, 2022

Forward-Looking Statements

Statements in this proxy statement that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things, (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, capital recycling plans, financing activities, or other transactions; (ii) development, densification and land bank opportunities; (iii) the outlook for Life Science, Medical Office and CCRCs; and (iv) potential capital sources and uses. You should not place undue reliance on these forward-looking statements. Pending acquisitions, dispositions, and leasing activity, including those that are subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this proxy statement, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our medical office buildings (MOBs) are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our SEC filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

Appendix A

Reconciliations and Definitions

Reconciliations

FFO AS ADJUSTED AND NORMALIZED FFO PER SHARE

In thousands, except per share data

	YEAR ENDED DECEMBER 31, 2021
Net income (loss) applicable to common shares	**$ 502,271**
Real estate related depreciation and amortization[1]	684,286
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	17,085
Noncontrolling interests' share of real estate related depreciation and amortization	(19,367)
Loss (gain) on sales of depreciable real estate, net[1]	(605,311)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	(6,737)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	5,555
Loss (gain) upon change of control, net[2]	(1,042)
Taxes associated with real estate dispositions	2,666
Impairments (recoveries) of depreciable real estate, net	25,320
Nareit FFO applicable to common shares	**604,726**
Distributions on dilutive convertible units and other	6,162
Diluted Nareit FFO applicable to common shares	**$ 610,888**
Weighted average shares outstanding – diluted Nareit FFO	544,742
Impact of adjustments to Nareit FFO:	
Transaction-related items	$ 7,044
Other impairments (recoveries) and other losses (gains), net	24,238
Restructuring and severance related charges	3,610
Loss (gain) on debt extinguishments	225,824
Casualty-related charges (recoveries), net	5,203
Total adjustments	**265,919**
FFO as Adjusted applicable to common shares	**870,645**
Distributions on dilutive convertible units and other	8,577
Diluted FFO as Adjusted applicable to common shares	**$ 879,222**
Weighted average shares outstanding – diluted FFO as Adjusted	546,567
Diluted earnings per common share	**$ 0.93**
Depreciation and amortization	1.25
Loss (gain) on sales of depreciable real estate, net	(1.11)
Loss (gain) upon change of control, net[2]	0.00
Taxes associated with real estate dispositions	0.00
Impairments (recoveries) of depreciable real estate, net	0.05
Diluted Nareit FFO per common share	**$ 1.12**
Transaction-related items	0.01
Other impairments (recoveries) and other losses (gains), net	0.04
Restructuring and severance related charges	0.01
Loss (gain) on debt extinguishments	0.42
Casualty-related charges (recoveries), net	0.01
Diluted FFO as Adjusted per common share	**$ 1.61**
Diluted FFO as Adjusted applicable to common shares	$ 879,222
Impact of adjustments to FFO as Adjusted:	
Less: positive impact of CARES Act funding	(6,829)
Normalized FFO	$ 872,393
Normalized FFO Per Share	**$ 1.596**

[1] This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of the Supplemental Report.

[2] Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

EBITDAre AND ADJUSTED EBITDAre

In thousands

	YEAR ENDED DECEMBER 31, 2021
Net income (loss)	$ 525,930
Interest expense[1]	161,880
Income tax expense (benefit)[1]	(4,230)
Depreciation and amortization	684,286
Other depreciation and amortization	4,873
Loss (gain) on sales of real estate[1]	(605,311)
Loss (gain) upon change of control	(1,042)
Impairments (recoveries) of depreciable real estate	25,320
Share of unconsolidated joint venture ("JV"):	
Interest expense	72
Income tax expense (benefit)	(2,096)
Depreciation and amortization	17,085
Loss (gain) on sale of real estate from unconsolidated JVs	(6,737)
EBITDAre	**$ 800,030**
Transaction-related items, excluding taxes	6,789
Other impairments (recoveries) and losses (gains)[2]	24,238
Restructuring and severance related charges	3,610
Loss (gain) on debt extinguishments	225,824
Casualty-related charges (recoveries), excluding taxes	5,158
Amortization of stock-based compensation	18,202
Adjusted EBITDAre	**$1,083,851**

[1] Amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and Discontinued Operations Reconciliation provided on pages 9 and 40, respectively, in the Earnings Release and Supplemental Report for the quarter and year ended December 31, 2021.

[2] Includes the following: (i) a $29 million goodwill impairment charge in connection with our senior housing asset sales reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and (ii) $1.6 million of reserves for loan loss recorded in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations, offset by (iii) $6.4 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations.

NET DEBT TO ADJUSTED EBITDAre

Dollars in thousands

	YEAR ENDED DECEMBER 31, 2021	PRO FORMA YEAR ENDED DECEMBER 31, 2021 AS REPORTED[1]	PRO FORMA YEAR ENDED DECEMBER 31, 2021 FOR COMPENSATION METRICS[1]
Net Debt	$6,027,767	$5,711,898	$5,711,898
Adjusted EBITDAre	$1,083,851	$1,083,851	$1,077,022
Net Debt to Adjusted EBITDAre	5.56x	5.27x	5.30x

[1] Pro forma Net Debt to Adjusted EBITDAre at December 31, 2021 is adjusted to include $316 million of net proceeds from the future expected settlement of 9.1 million shares sold under equity forward contracts through the Company's ATM program during the third quarter of 2021. For compensation metrics, pro forma Net Debt to Adjusted EBITDAre also excludes $6.8 million for the positive impact of funding received under the CARES Act.

SAME-STORE PORTFOLIO CASH (ADJUSTED) NOI GROWTH

In thousands

	YEAR ENDED DECEMBER 31, 2021			YEAR ENDED DECEMBER 31, 2020		
	LIFE SCIENCE	MEDICAL OFFICE	CCRC	LIFE SCIENCE	MEDICAL OFFICE	CCRC
Income (loss) from continuing operations	$ 244,521	$ 356,035	$ (40,405)	$ 198,189	$ 276,805	$ 43,191
Interest income	—	—	—	—	—	—
Interest expense	232	2,837	7,701	234	400	7,227
Depreciation and amortization	303,196	255,746	125,344	217,921	222,165	113,851
General and administrative	—	—	—	—	—	—
Transaction costs	24	323	1,445	236	—	17,994
Impairments and loan loss (reserves) recoveries, net	—	21,577	—	14,671	10,208	—
Loss (gain) on sales of real estate, net	—	(190,590)	—	—	(90,390)	—
Loss on debt extinguishments	—	—	—	—	—	—
Other expense (income), net	(55)	2,725	(2,141)	—	—	(187,844)
Income tax expense (benefit)	—	—	—	—	—	—
Government grant income	—	—	1,412	—	—	16,198
Healthpeak's share of unconsolidated joint venture NOI	3,921	1,708	464	311	1,643	4,187
Noncontrolling interests' share of consolidated joint venture NOI	(205)	(25,292)	—	(167)	(24,315)	—
Equity loss (income) from unconsolidated JVs	(1,118)	(794)	(1,484)	40	(798)	1,547
Portfolio NOI	**$ 550,516**	**$ 424,275**	**$ 92,336**	**$ 431,435**	**$ 395,718**	**$ 16,351**
Adjustment to NOI	(46,589)	(11,118)	3,241	(20,133)	(5,544)	97,072
Portfolio Cash (Adjusted) NOI	**$ 503,927**	**$ 413,157**	**$ 95,577**	**$ 411,302**	**$ 390,174**	**$ 113,423**
Interest Income	—	—	—	—	—	—
Portfolio Income	**$ 503,927**	**$ 413,157**	**$ 95,577**	**$ 411,302**	**$ 390,174**	**$ 113,423**
Interest income	—	—	—	—	—	—
Adjustment to NOI	46,589	11,118	(3,241)	20,133	5,544	(97,072)
Non-SS Portfolio NOI	(187,281)	(81,001)	(72,243)	(95,302)	(62,483)	8,070
SS Portfolio NOI	**$ 363,235**	**$ 343,274**	**$ 20,093**	**$ 336,133**	**$ 333,235**	**$ 24,421**
Non-cash adjustment to SS Portfolio NOI	(15,215)	(6,412)	164	(11,463)	(6,618)	—
SS Portfolio Cash (Adjusted) NOI	**$ 348,020**	**$ 336,862**	**$ 20,257**	**$ 324,670**	**$ 326,617**	**$ 24,421**

YEAR-OVER-YEAR TOTAL SS PORTFOLIO CASH (ADJUSTED) NOI GROWTH

	ACTUAL		PRO FORMA[1]	
	FULL YEAR	% OF SS	FULL YEAR	% OF SS
Life science	7.2%	49.3%	7.2%	49.4%
Medical office	3.1%	47.8%	3.1%	47.8%
CCRC	(17.1%)	2.9%	(4.3%)	2.8%
Total Portfolio	**4.4%**	**100.0%**	**4.9%**	**100.0%**

[1] Pro forma reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

PORTFOLIO INCOME
Dollars in thousands

	THREE MONTHS ENDED DECEMBER 31, 2021				
	LIFE SCIENCE	MEDICAL OFFICE	CCRC	OTHER	TOTAL PORTFOLIO
Income (loss) from continuing operations	$ 62,419	$ 27,064	$ (11,498)	$ 7,671	$ 28,943
Interest income	—	—	—	(5,904)	(5,904)
Interest expense	36	852	1,923	—	36,551
Depreciation and amortization	78,237	68,232	31,645	—	178,114
General and administrative	—	—	—	—	26,043
Transaction costs	13	28	356	27	424
Loss (gain) on sales of real estate, net	—	(717)	—	—	(717)
Impairments and loan loss reserves (recoveries), net	—	19,625	—	(923)	18,702
Other expense (income), net	(1)	241	314	(3)	(662)
Loss (gain) on debt extinguishments	—	—	—	—	—
Income tax expense (benefit)	—	—	—	—	(1,857)
Government grant income	—	—	—	—	—
Equity loss (income) from unconsolidated JVs	(470)	(245)	—	(868)	(1,583)
Healthpeak's share of unconsolidated JVs NOI	967	462	347	4,602	6,378
Noncontrolling interests' share of consolidated JVs NOI	(49)	(6,302)	—	—	(6,351)
Portfolio NOI	**$ 141,152**	**$ 109,240**	**$ 23,087**	**$ 4,602**	**$ 278,081**
Adjustment to Portfolio NOI	(11,392)	(3,566)	1,271	(32)	(13,719)
Portfolio Cash (Adjusted) NOI	**$ 129,760**	**$ 105,674**	**$ 24,358**	**$ 4,570**	**$ 264,362**
Interest income	—	—	—	5,904	5,904
Portfolio Income	**$ 129,760**	**$ 105,672**	**$ 24,356**	**$ 10,475**	**$ 270,266**
% of Total Portfolio	48%	39%	9%	4%	100%

Definitions

Consolidated Debt. The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

EBITDAre and Adjusted EBITDAre. EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability to service our debt obligations. Net income (loss) is the most directly comparable GAAP measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt. Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Funds From Operations ("Nareit FFO") and FFO as Adjusted. FFO encompasses Nareit FFO and FFO as Adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

Nareit FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("Nareit"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO and FFO as Adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of Nareit FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our Nareit FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro-rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro-rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours.

FFO as Adjusted. In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, other impairments (recoveries) and other losses (gains), restructuring and severance related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Other impairments (recoveries) and other losses (gains) include interest income associated with early and partial repayments of loans receivable and other losses or gains associated with non-depreciable assets including goodwill, DFLs, undeveloped land parcels, and loans receivable. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Net Debt. Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre. Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. Pro forma Net Debt to Adjusted EBITDAre includes $316 million of net proceeds from the future expected settlement of shares sold under equity forward contracts through our ATM Program during the third quarter of 2021.

Net Operating Income ("NOI") and Cash (Adjusted) NOI. NOI and Adjusted NOI are non-GAAP supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Adjusted NOI include our share of income (loss) generated by unconsolidated joint ventures and exclude noncontrolling interests' share of income (loss) generated by consolidated joint ventures. Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes NOI and Adjusted NOI are important supplemental measures because they provide relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Same-Store ("SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.

Operating expenses generally relate to leased medical office and life science properties, as well as CCRC facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Normalized FFO Per Share. Normalized FFO Per Share is a measure used for our compensation metrics and is defined as Diluted FFO as Adjusted per common share, further adjusted to exclude the effect of any special charges or other special circumstances as may be determined by the Compensation Committee. For purposes of this metric, the Compensation Committee has determined to exclude the positive impact of CARES Act funding.

Portfolio Income. Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

Same-Store ("SS"). Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Helpful Resources

Weblinks

Board of Directors	*healthpeak.com/leadership/board-of-directors/*
Board Committee Composition	*healthpeak.com/leadership/board-of-directors/ committee-composition/*
Board Committee Charters	*healthpeak.com/esg/governance/*
Audit Committee Charter	
Compensation and Human Capital Committee Charter	
Nominating and Corporate Governance Committee Charter	
Executive Team	*healthpeak.com/leadership/executive-team/*
Investor Relations	*ir.healthpeak.com/overview*
Financial Information	*ir.healthpeak.com/*
SEC Filings	*ir.healthpeak.com/sec-filings*
Investor Presentations	*ir.healthpeak.com/investor-presentations*
Press Releases	*ir.healthpeak.com/press-room*
ESG	*healthpeak.com/esg/*
Annual ESG Report	*healthpeak.com/esg/*
Environmental Initiatives	*healthpeak.com/esg/environment/*
Social Initiatives	*healthpeak.com/esg/social/*
Governance Initiatives	*healthpeak.com/esg/governance/*
Historical Reports	*healthpeak.com/esg/historical-reports/*
Sustainable Finance	*healthpeak.com/esg/sustainable-finance/*
Corporate Governance Documents	*healthpeak.com/esg/governance/*
Code of Business Conduct and Ethics	
Vendor Code of Business Conduct and Ethics	
Corporate Governance Guidelines	
Learn More	
Corporate Website	*healthpeak.com*
Email Alerts and FAQs	*ir.healthpeak.com/investor-resources*

Weblinks are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Contacts

Company Contacts

Corporate Secretary
Healthpeak Properties, Inc.
5050 South Syracuse Street, Suite 800
Denver, Colorado 80237

Board of Directors
Healthpeak Properties, Inc.
5050 South Syracuse Street, Suite 800
Denver, Colorado 80237

Investor Relations
InvestorRelations@healthpeak.com

Proxy Statement/Annual Meeting

Broadridge Financial Solutions, Inc. (Tabulator/Inspector of Election)
Broadridge Financial Solutions
51 Mercedes Way
Edgewood, New York 11717
866–540–7095

Georgeson LLC (Proxy Solicitor for the Company)
888–607–9107

To Vote Your Shares
www.proxyvote.com
800–690–6903



Healthpeak
PROPERTIES

www.healthpeak.com

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237
(720) 428–5050

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

South San Francisco, CA

2000 Sierra Point Parkway, Suite 100
Brisbane, CA 94005

San Diego, CA

420 Stevens Avenue, Suite 170
Solana Beach, CA 92075

Boston, MA

35 Cambridgepark Drive, Suite 150
Cambridge, MA 02140